B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)
This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 12, 2019 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2018. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including our Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company operates the Fekola Mine in Mali, which achieved commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company also has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the fourth quarter of 2018 was $272 million on sales of 221,307 ounces at an average realized price of $1,230 per ounce compared to $174 million on sales of 137,695 ounces at an average realized price of $1,264 per ounce in the fourth quarter of 2017. The 56% (or $98 million) increase in gold revenue for the quarter was mainly attributable to a 61% increase in gold sales volume partially offset by a 9% decrease in the average realized gold price. The 2017 results exclude $101 million of sales proceeds from the sale of 79,243 ounces of pre-commercial production from Fekola. For accounting purposes, gold sales proceeds earned net of related production costs from the sale of pre-commercial production were credited to Fekola’s mineral property development costs. The Fekola Mine produced 105,110 ounces in the quarter ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6 million) were reflected as Fekola Mine commercial production and recognized as revenue in the statement of operations for the fourth quarter and year ended December 31, 2017. If all gold sales from the Fekola Mine for the fourth quarter of 2017 were included, consolidated gold revenue would have been $275 million (including $101 million from sales of pre-commercial production from Fekola) on sales of 216,938 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,267 per ounce.
Consolidated gold revenue for the year ended December 31, 2018 was a record $1.2 billion on record sales of 970,409 ounces at an average realized price of $1,262 per ounce compared to $639 million (excluding $101 million of pre-commercial production sales from Fekola) on sales of 510,966 ounces at an average realized price of $1,250 per ounce in 2017. This significant increase in gold revenue was attributable to the higher gold production and timing of gold sales, relating to the sale of gold bullion and in-circuit inventories included in opening inventories at the beginning of the year. In 2017, for accounting purposes, gold sales proceeds earned net of related production costs from the sale of pre-commercial production were credited to Fekola’s mineral property development costs. The Fekola Mine produced 111,450 ounces in the year ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6 million) were reflected as Fekola Mine commercial production and recognized as revenue in the statement of operations for the year ended December 31, 2017. If all gold sales from the Fekola Mine for the year ended December 31, 2017 were included, consolidated gold revenue would have been $740 million (including $101 million of pre-commercial sales from Fekola) on sales of 590,209 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,253 per ounce.

In the fourth quarter of 2018, B2Gold’s consolidated gold production was 231,687 ounces, slightly exceeding reforecast production and approximately in-line with the original budget. In the fourth quarter of 2017, including 72,903 ounces of pre-commercial production from Fekola, consolidated gold production was 240,753 ounces.
Consolidated gold production for the year ended December 31, 2018 was an annual record of 953,504 ounces of gold, near the top end of the Company's revised guidance range (of between 920,000 and 960,000 ounces) and exceeding the upper end of the original guidance range (of between 910,000 and 950,000 ounces). Consolidated gold production for the year dramatically increased by 322,939 ounces (51%) compared to 2017. The new Fekola Mine continued to outperform expectations and exceeded the upper limit of its already increased production guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. The Masbate Mine achieved another very strong year in 2018, producing an annual record 216,498 ounces of gold, and also exceeded the upper limit of its already increased production guidance range (of between 200,000 to 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its production guidance range (of between 160,000 and 170,000 ounces). The strong operational performances by the Fekola, Masbate and Otjikoto mines more than offset production shortfalls relating to the Company’s La Libertad and El Limon mines in Nicaragua (which represent 14% of the Company’s 2018 consolidated gold production), whose operations in 2018 were negatively affected by consequences of the national political unrest in that country during 2018.
In the fourth quarter of 2018, consolidated cash operating costs1 were $523 per ounce, right on budget and $42 per ounce or 7% less than the fourth quarter of 2017, including only commercial production results from Fekola from December 1, 2017. Consolidated cash operating costs per ounce in the fourth quarter of 2018 were lower than the fourth quarter of 2017 mainly due to the inclusion of a full quarter of low-cost commercial production from the Fekola Mine. If pre-commercial production results from Fekola are included, consolidated cash costs for the fourth quarter of 2017 (including three months of results from the Fekola Mine at $277 per ounce), were $473 per ounce. The Fekola Mine’s cash operating costs were $386 per gold ounce for the fourth quarter of 2018, below budget by $29 per ounce due to higher than budget gold production coupled with on-budget total operating costs. In addition, the Masbate Mine continued to outperform budget in the fourth quarter of 2018.
For the year ended December 31, 2018, consolidated cash operating costs were $495 per ounce, $37 per ounce or 7% less than budget and $84 per ounce or 15% less than the comparable period in 2017, including only commercial production results from Fekola from December 1, 2017. If pre-commercial production results from the Fekola Mine are included, consolidated cash costs for the year ended December 31, 2017 (including three months of results from Fekola at $277 per ounce), were $542 per ounce. The favourable variance against budget reflects higher than budgeted gold production at the Fekola, Otjikoto and Masbate mines coupled with lower production costs at these mines. These favourable variances were partially offset by lower than budgeted production from La Libertad and El Limon mines. The Fekola Mine’s cash operating costs were $337 per ounce for the year ended December 31, 2018, $35 lower than budget. Consolidated cash operating costs for 2018 were below the low end of the Company’s guidance range of $505 to $550 per ounce.
Consolidated all-in sustaining costs2 for the three months ended December 31, 2018 were $814 per ounce compared to budget of $752 per ounce and $905 per ounce for the prior year quarter, including only commercial production results from Fekola from December 1, 2017. All-in sustaining costs for the fourth quarter of 2018 were higher than budget as a result of timing differences for corporate general and administrative costs as well as timing differences for capital expenditures at the Masbate Mine. All-in sustaining costs for the fourth quarter of 2018 were lower than the fourth quarter of 2017 due to the inclusion of a full quarter of low cost commercial production from the Fekola Mine. If pre-commercial production results from Fekola are included (including three months of results from the Fekola Mine at $419 per ounce), all-in sustaining costs for the fourth quarter of 2017 were $754 per ounce. The Fekola Mine’s all-in sustaining costs were $600 per gold ounce for the fourth quarter of 2018, below budget by $51 per ounce.
Consolidated all-in sustaining costs for the year ended December 31, 2018 were $758 per ounce compared to a budget of $815 per ounce and $920 per ounce for the prior year comparable period, including only commercial production results from Fekola from December 1, 2017. If pre-commercial production results from Fekola are included (including 3 months of results from Fekola at $419 per ounces), all-in sustaining costs for the year ended December 31, 2017 were $860 per ounce. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower capital expenditures (mainly at La Libertad Mine) and unbudgeted realized gains on the Company's forward fuel price contracts. The Fekola Mine’s all-in sustaining costs were $533 per ounce for the year ended December 31, 2018, $71 lower than budget. Consolidated all-in sustaining costs for 2018 were below the low end of the Company’s guidance range of $780 to $830 per ounce.
For the fourth quarter of 2018, the Company generated a net loss of $50 million ($(0.06) per share), mainly resulting from the impairment of long-lived assets and write-off of mineral property interests totalling $43 million and unrealized losses on derivative instruments of $13 million, compared to a net income of $34 million ($0.03 per share) in the fourth quarter of 2017. Adjusted net income3 for the fourth quarter of 2018 was $14 million ($0.01 per share) compared to adjusted net income of $6 million ($0.01 per share) in the fourth quarter of 2017. For the year ended December 31, 2018, the Company recorded net income of $45 million ($0.03 per share) compared to net income of $62 million ($0.06 per share) for 2017. Adjusted net income was $162 million ($0.16 per share) for the year ended December 31, 2018 compared to $52 million ($0.05 per share) for 2017.
____________________
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On October 25, 2018, the Company announced (see news release dated 10/25/2018) a substantial increase in the gold mineral resource estimate for the Fekola Mine. The Company recently completed a preliminary Fekola expansion study to evaluate the potential to expand the Fekola Mine and mill from the base case of 6 million tonnes per annum ("Mtpa") of ore throughput to 7.5 Mtpa. The results of the preliminary study indicate robust economics for the 7.5 Mtpa expansion case with estimated process capital costs of $50 million. Given the additional capacity of the Fekola primary crusher and SAG mill and other process systems, the study demonstrated that the 7.5 Mtpa upside can be achieved with an upgrade of the ball mill circuit as well as other equipment upgrades.

Based on the positive results of the preliminary Fekola expansion study, the Company has contracted Whittle Consulting to work together with the Company’s technical teams to conduct a study to optimize the Fekola expansion. The study will evaluate many aspects of potential optimization including mining production rates, pit and phase scheduling, dynamic cut-off grades, ore stockpiling, blending, and dynamic processing throughput and recovery. In addition, the study will examine various processing throughput scenarios to maximize project net present value, and the results will guide mining equipment additions, mill expansion, and project schedule decisions. Initial results of the optimized Fekola expansion study are expected to be released by the end of March 2019. Additionally, the Company commenced work on the Front End Engineering and Design (FEED) for the expansion in January 2019.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State in Fekola SA for a total of 20% (being the 10% free carried interest plus an additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President.

In February 2018, the Company announced (see news release dated 02/23/2018) a positive initial open-pit inferred mineral resource at the newly-discovered El Limon Central zone in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 grams per tonne ("g/t") of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent El Limon Mine cash operating costs. On October 5, 2018, the Company was granted the mine permit for the Limon Central Pit. Infrastructure development and prestripping operations at Limon Central commenced in late October 2018.

On October 22, 2018, the Company announced positive results of an expansion study for El Limon Mine (see news release dated 10/22/2018). The expansion study was conducted to evaluate the life-of-mine ("LoM") options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result would be a much longer mine life with significantly higher gold production and lower cash operating costs and all-in sustaining costs than included in the current LoM plan. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies. These studies are ongoing. Current plans for 2019 are to complete upgrades of the grinding circuit at a capital cost of approximately $2 million. This work is underway as is scheduled to be complete by October 2019. This upgrade is designed to allow the El Limon plant to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.

On May 29, 2018, the Company celebrated the official opening of the B2Gold Solar Plant at its Otjikoto Mine in Namibia. Changing the power plant to a heavy fuel oil ("HFO") solar hybrid plant is expected to reduce processing costs by approximately 3%, reducing power costs by approximately $0.026/kWh.
In February 2018, the Company announced (see news release dated 02/22/2018) a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 grams per tonne, containing 1,130,000 ounces of gold (100% basis). The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Drilling is ongoing in 2019 to test mineralized zones around both Toega and Kiaka.

At December 31, 2018, the Company had cash and cash equivalents of $103 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at December 31, 2018 was $156 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit at December 31, 2017 resulted from the reclassification of the Company's convertible senior subordinated notes (the "Notes") to current liabilities as they matured on October 1, 2018. On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest). Repayment of the Notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the revolving credit facility ("RCF"), Notes and equipment loans) and by December 31, 2018 the Company had reduced its total debt outstanding to approximately $480 million.

In 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 935,000 and 975,000 ounces. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce (2018 guidance was between $505 and $550 per ounce) and all-in sustaining costs forecast to be between $835 and $875 per ounce (2018 guidance was between $780 and $830 per ounce).

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017	2016

Gold revenue(1) ($ in thousands)	272,112	173,990	1,225,061	638,677	683,293

Net income (loss)(1) ($ in thousands)	(49,676)	34,466	45,121	61,566	38,600

Earnings (loss) per share – basic (1)(3) ($/share)	(0.06)	0.03	0.03	0.06	0.04

Earnings (loss) per share – diluted (1)(3) ($/share)	(0.06)	0.03	0.02	0.06	0.04

Cash flows from operating activities (4) ($ in thousands)	74,145	25,606	450,867	155,000	411,811

Total assets ($ in thousands)	2,547,804	2,685,157	2,547,804	2,685,157	2,336,135

Non-current liabilities ($ in thousands)	687,701	624,220	687,701	624,220	705,530

Gold sold, excluding Fekola pre-commercial production results(1) (ounces)	221,307	137,695	970,409	510,966	548,281

Average realized gold price(1) ($/ounce)	1,230	1,264	1,262	1,250	1,246

Excluding Fekola pre-commercial production results (1):

Gold produced (1) (ounces)	231,687	167,850	953,504	551,322	550,423

Cash operating costs(1)(5) ($/ounce gold)	523	565	495	579	508

Total cash costs(1)(5) ($/ounce gold)	602	611	577	625	554

All-in sustaining costs(1)(5) ($/ounce gold)	814	905	758	920	794

Adjusted net income (1)(5) ($ in thousands)	13,610	5,704	162,236	51,799	98,972

Adjusted earnings per share (1)(5) – basic ($)	0.01	0.01	0.16	0.05	0.11

Including Fekola pre-commercial production results (2):

Gold sold, including Fekola pre-commercial production results(2) (ounces)	221,307	216,938	970,409	590,209	548,281

Gold produced(2) (ounces)	231,687	240,753	953,504	630,565	550,423

Cash operating costs(2)(5) ($/ounce gold)	523	473	495	542	508

All-in sustaining costs(2)(5) ($/ounce gold)	814	754	758	860	794

(1)
The results for the three months and year ended December 31, 2017 include the results from the Fekola Mine from December 1, 2017. For the quarter and year ended December 31, 2017, proceeds from the sale of pre-commercial proceeds less pre-commercial production costs for net proceeds of $73 million were excluded from the statement of operations and recorded as a reduction of the Fekola Mine carrying value.

(2)	The results for the three months and year ended December 31, 2017 include the results from the Fekola Mine from October 1, 2017.

(3)	Attributable to the shareholders of the Company.

(4)
Cash flows from operating activities for the year ended December 31, 2016 include $120 million in proceeds from the Prepaid Sales transactions. For the quarter and year ended December 31, 2017, net cash flow proceeds totalling $73 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and increased as investing cash flow in the statement of cash flows.

(5)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Basis of presentation

The Fekola Mine commenced operation on September 25, 2017 and reached commercial production on November 30, 2017. The commercial production criteria used was 30 consecutive days of mill throughput at 65% of nameplate capacity. Throughput ran above nameplate capacity during the 30-day test period with significantly better than budgeted plant availability, mill feed grades, and recoveries. In total for the year to December 31, 2017, the Fekola Mine produced 111,450 ounces of gold. This included 79,243 ounces produced in the pre-commercial production period to November 30, 2017. In accordance with the Company's accounting policy, costs and revenues related to ounces produced in the pre-commercial operating period up to November 30, 2017 are not recorded in the statement of operations but are capitalized and treated as part of the net cost of construction of the Fekola Mine. Proceeds from sales of the 79,243 pre-commercial production ounces totalled $101 million and the total related costs of production were $28 million, for a net credit of $73 million, which was capitalized against Fekola property costs. Consistent with the exclusion of these sales proceeds and costs from the determination of net income for the period, the related cash flows are not reflected as part of cash flow from operations but rather were shown as part of investing cash flows in the fourth quarter of 2017. Revenues and associated costs of production for ounces produced and sold subsequent to November 30, 2017, are included as part of net income and cash flows from operating activities.

Fourth quarter 2018 and 2017

Revenue

Consolidated gold revenue in the fourth quarter of 2018 was $272 million on sales of 221,307 ounces at an average realized price of $1,230 per ounce compared to $174 million on sales of 137,695 ounces at an average realized price of $1,264 per ounce in the fourth quarter of 2017. The 56% (or $98 million) increase in gold revenue for the quarter was mainly attributable to a 61% increase in gold sales volume partially offset by a 9% decrease in the average realized gold price. The 2017 results exclude $101 million of sale proceeds from the sale of 79,243 ounces of pre-commercial production from Fekola. For accounting purposes, gold sales proceeds earned net of related production costs from the sale of pre-commercial production were credited to Fekola’s mineral property development costs. The Fekola Mine produced 105,110 ounces in the quarter ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6 million) were reflected as Fekola Mine commercial production and recorded in the statement of operations for the fourth quarter and year ended December 31, 2017. If all gold sales from the Fekola Mine for the fourth quarter of 2017 were included, consolidated gold revenue would have been $275 million (including $101 million from sales of pre-commercial production from Fekola) on sales of 216,938 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,267 per ounce.

Consolidated gold revenue for the fourth quarter of 2018 included $15 million relating to the delivery of gold into the Company's Prepaid Sales contracts associated with the Company's Prepaid Sales transactions entered into in March 2016. During the fourth quarter of 2018, 12,909 ounces of gold were delivered under these contracts.

In the fourth quarter of 2018, the Fekola Mine accounted for $116 million (Q4 2017 - $6 million) of gold revenue from the sale of 93,800 ounces (Q4 2017 - 4,757), the Otjikoto Mine accounted for $55 million (Q4 2017 - $69 million) of gold revenue from the sale of 44,229 ounces (Q4 2017 - 53,929 ounces), the Masbate Mine accounted for $62 million (Q4 2017 - $63 million) of gold revenue from the sale of 50,000 ounces (Q4 2017 - 49,600 ounces), La Libertad Mine accounted for $26 million (Q4 2017 - $20 million) of gold revenue from the sale of 20,652 ounces (Q4 2017 - 15,439 ounces) and $16 million (Q4 2017 - $18 million) of gold revenue was contributed by El Limon Mine from the sale of 12,626 ounces (Q4 2017 - 13,970 ounces).

Production and operating costs
In the fourth quarter of 2018, B2Gold’s consolidated gold production was 231,687 ounces, slightly exceeding reforecast production and approximately in-line with the original budget. In the fourth quarter of 2017, including 72,903 ounces of pre-commercial production from Fekola, consolidated gold production was 240,753 ounces (refer to “Review of Mining Operations and Development Projects" section below).
In the fourth quarter of 2018, consolidated cash operating costs (refer to "Non-IFRS Measures") were $523 per ounce, right on budget and $42 per ounce or 7% less than the fourth quarter of 2017, including only commercial production results from Fekola from December 1, 2017. Consolidated cash operating costs per ounce in the fourth quarter of 2018 were lower than the fourth quarter of 2017 mainly due to the inclusion of a full quarter of low-cost commercial production from the Fekola Mine. If pre-commercial production results from Fekola are included, consolidated cash costs for the fourth quarter of 2017 (including three months of results from the Fekola Mine at $277 per ounce), were $473 per ounce. The Fekola Mine’s cash operating costs were $386 per gold ounce for the fourth quarter of 2018, below budget by $29 per ounce due to higher than budget gold production coupled with on-budget total operating costs. In addition, the Masbate Mine continued to outperform budget in the fourth quarter of 2018.
All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended December 31, 2018 were $814 per ounce compared to budget of $752 per ounce and $905 per ounce for the prior year quarter, including only commercial production results from Fekola from December 1, 2017. All-in sustaining costs for the fourth quarter of 2018 were higher than budget as a result of timing differences for corporate general and administrative costs as well as timing differences for capital expenditures at the Masbate Mine. All-in sustaining costs for the fourth quarter of 2018 were lower than the fourth quarter of 2017 due to the inclusion of a full quarter of low cost commercial production from the Fekola Mine. If pre-commercial production results from Fekola are included (including three months of results from the Fekola Mine at $419 per ounce), all-in sustaining costs for the fourth quarter of 2017 were $754 per ounce. The Fekola Mine’s all-in sustaining costs were $600 per gold ounce for the fourth quarter of 2018, below budget by $51 per ounce due to higher than budget gold production coupled with on-budget total operating costs. In addition, the Masbate Mine continued to outperform budget in the fourth quarter of 2018.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $75 million in the fourth quarter of 2018 compared to $42 million in the fourth quarter of 2017. The increase in depreciation expense was mainly due to a 61% increase in the gold ounces sold and a 12% increase in the depreciation charge per ounce of gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $18 million for the fourth quarter of 2018 compared to $8 million in the fourth quarter of 2017. The increase in royalties and production taxes was due to a 61% increase in the gold ounces sold, the inclusion of sales from the Fekola Mine which have a higher total royalty/production tax rate of 8.25% compared to the Company's other mines which range from 4% to 6%, partially offset by a 9% decrease in the average realized gold price.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Bamako office in Mali (starting after the commencement of commercial production on December 1, 2017). G&A for the fourth quarter of 2018 was $21 million compared to $18 million for the fourth quarter of 2017. The majority of the increase in G&A was due to a $2 million increase in personnel costs.
During the fourth quarter of 2018, the Company identified an indicator of impairment for La Libertad Mine (refer to "Critical accounting estimates"), resulting in an impairment charge for La Libertad of $34 million. In addition, during the fourth quarter of 2018, the Company wrote off $9 million of exploration stage mineral property interests, including $5 million of mineral properties in Nicaragua.
The Company’s results for the fourth quarter of 2017 included a non-cash mark-to-market loss of $7 million on the Notes. On October 1, 2018, the Company repaid the Notes in cash.

The Company reported $7 million in interest and financing expense during the fourth quarter of 2018 as compared with $5 million (net of capitalized interest) in the fourth quarter of 2017. During the three months ended December 31, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $4 million. Interest capitalization ceased December 1, 2017 when commercial production was achieved. Interest expense (net of capitalized interest) relating to the Notes was recorded as part of the overall change in fair value of the Notes in the statement of operations.
Included in the Company's results for the fourth quarter of 2018 was an unrealized loss on derivatives of $13 million compared to an unrealized gain on derivatives of $10 million for the fourth quarter of 2017. The unrealized loss on derivatives in the fourth quarter of 2018 primarily related to the Company's forward fuel price contracts.
For the fourth quarter of 2018, the Company recorded a net current income and other tax expense of $20 million compared to $13 million in the fourth quarter of 2017, consisting of current income tax of $13 million (Q4 2017 - $8 million), the 10% priority dividend to the State of Mali of $4 million (Q4 2017 - $2 million), withholding tax (on intercompany interest/management fees) of $3 million (Q4 2017 - $2 million) and Nicaraguan advalorem and alternative minimum tax of $1 million (Q4 2017 - $1 million). For the fourth quarter of 2018, consolidated net loss before taxes totalled $28 million. For accounting purposes, this amount was net of unrecognized and non-deductible tax losses of $94 million. These unrecognized and non-deductible tax losses of $94 million, mainly consisted of accounting depreciation expense of $19 million (relating to consolidated purchase price adjustments), mineral property impairments and write-downs of $44 million, stock-based compensation of $6 million, and head office general & administrative and interest expenses of $19 million (net of realized derivative gains). Excluding these non-deductible and unrecognized tax losses, adjusted pre-tax net income was $66 million, resulting in a consolidated effective income tax rate for the Company's mining operations of 19% ($13 million/$66 million). Compared to the prior year quarter, current tax expense was higher mainly as a result of the profitable Fekola Mine reaching commercial production on November 30, 2017. The State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the fourth quarter of 2018, the Company recorded a deferred income tax expense of $2 million compared to a deferred income tax recovery of $23 million in the fourth quarter of 2017. The deferred income tax recovery in the fourth quarter of 2017 mainly resulted from the strengthening of foreign exchange rates and corresponding changes to the underlying tax assets and liabilities of Fekola and Otjikoto partially offset by the utilization of tax loss carryforwards and other timing differences related to Otjikoto.
For the fourth quarter of 2018, the Company generated a net loss of $50 million ($(0.06) per share), mainly resulting from the impairment of long-lived assets and write-off of mineral property interests totalling $43 million and unrealized losses on derivative instruments of $13 million, compared to a net income of $34 million ($0.03 per share) in the fourth quarter of 2017. Adjusted net income (refer to “Non-IFRS Measures”) for the fourth quarter of 2018 was $14 million ($0.01 per share) compared to adjusted net income of $6 million ($0.01 per share) in the fourth quarter of 2017. Adjusted net income in the fourth quarter of 2018 primarily excluded share-based payments of $5 million, impairment of long-lived assets of $34 million, write-off of mineral property interests of $9 million, unrealized losses on derivative instruments of $13 million and a deferred income tax expense of $2 million.

Cash flow provided by operating activities was $74 million in the fourth quarter of 2018 compared to $26 million in the fourth quarter of 2017, an increase of $48 million. This increase is mainly due to an increase in revenues of $98 million, offset by an increase of $31 million in production costs and an $11 million increase in royalties and production taxes. Current income tax expense increased by $7 million. Current income tax expense increased as the Fekola Mine reached commercial production on November 30, 2017. At December 31, 2018, the Company had $67 million of accrued taxes payable, including $57 million related to the Fekola Mine. On a cash basis, the majority of the balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). The accrued taxes payable balance was significantly higher than prior years due to the start up of the Fekola Mine. Fekola cash installments paid in 2018 were principally based on 2017's Fekola taxes of $7 million. The total Fekola tax expense for 2018 was $77 million. Given the significant differences between the taxes incurred and amounts paid in 2018, the Company made an additional voluntary prepayment of $20 million in December 2018. The balance of $57 million due for 2018 Fekola taxes will be paid in the second quarter of 2019. In addition to the payment of the balance of 2018 taxes due, the Company expects to make 2019 corporate income tax installment payments of approximately $65 million in 2019.
At December 31, 2018, the Company had cash and cash equivalents of $103 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at December 31, 2018 was $156 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit at December 31, 2017 resulted from the reclassification of the Company's Notes to current liabilities as they matured on October 1, 2018. On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest). Repayment of the Notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, Notes and equipment loans) and by December 31, 2018 the Company had reduced its total debt outstanding to approximately $480 million.

At December 31, 2018, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million. At December 31, 2018, the Company also had Euro 2 million ($2 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2019.
Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2018 was a record $1.2 billion on record sales of 970,409 ounces at an average realized price of $1,262 per ounce compared to $639 million (excluding $101 million of pre-commercial sales from Fekola) on sales of 510,966 ounces at an average realized price of $1,250 per ounce in 2017. This significant increase in gold revenue was attributable to the higher gold production and timing of gold sales, relating to the sale of gold bullion and in-circuit inventories included in opening inventories at the beginning of the year. In 2017, for accounting purposes, gold sales proceeds net of related production costs from the sale of pre-commercial production were credited to Fekola’s mineral property development costs. The Fekola Mine produced 111,450 ounces in the year ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6 million) were reflected as Fekola Mine commercial production and recorded in the statement of operations for the year ended December 31, 2017. If all gold sales from the Fekola Mine for the year ended December 31, 2017 were included, consolidated gold revenue would have been $740 million (including $101 million of pre-commercial sales from Fekola) on sales of 590,209 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,253 per ounce.

Consolidated gold revenue in the year ended December 31, 2018 included $60 million related to the delivery of gold into the Company’s Prepaid Sales contracts (accounted for as deferred revenue). During the year ended December 31, 2018, 51,633 ounces were delivered under these contracts.

For the year ended December 31, 2018, the Fekola Mine accounted for $561 million of gold revenue from the sale of 441,900 ounces, while for the year ended December 31, 2017, the Fekola Mine accounted for $6 million of gold revenue from the sale of 4,757 ounces in December 2017, subsequent to reaching commercial production on November 30, 2017. The remaining Fekola Mine sales in December 2017 (79,243 ounces) related to pre-commercial production and were recorded as a credit against the Fekola Mine mineral property. Total Fekola Mine sales for the year ended December 31, 2017 were $107 million from the sale of 84,000 ounces including pre-commercial production revenues of $101 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs. For the year ended December 31, 2018, the Otjikoto Mine accounted for $213 million (2017 - $236 million) of gold revenue from the sale of 168,296 ounces (2017 – 186,816 ounces), the Masbate Mine accounted for $283 million (2017 - $248 million) of gold revenue from the sale of 223,500 ounces (2017 – 196,800 ounces), the Libertad Mine accounted for $105 million (2017 - $105 million) of gold revenue from the sale of 83,018 ounces (2017 – 83,509 ounces) while $68 million (2017 – $50 million) was contributed by the Limon Mine from the sale of 53,695 ounces (2017 – 39,084 ounces).

Production and operating costs

Consolidated gold production for the year ended December 31, 2018 was an annual record of 953,504 ounces of gold, near the top end of the revised guidance range (of between 920,000 and 960,000 ounces) and exceeding the upper end of the original guidance range (of between 910,000 and 950,000 ounces). Consolidated gold production for the year dramatically increased by 322,939 ounces (51%) compared to 2017. The new Fekola Mine continued to outperform expectations and exceeded the upper limit of its already increased production guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. The Masbate Mine achieved another very strong year in 2018, producing an annual record 216,498 ounces of gold, and also exceeded the upper limit of its already increased production guidance range (of between 200,000 to 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its production guidance range (of between 160,000 and 170,000 ounces). The strong operational performances by the Fekola, Masbate and Otjikoto mines more than offset production shortfalls relating to the Company’s La Libertad and El Limon mines in Nicaragua (which represent 14% of the Company’s 2018 consolidated gold production), whose operations in 2018 were negatively affected by consequences of the national political unrest in that country.
For the year ended December 31, 2018, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $495 per ounce, $37 per ounce or 7% less than budget and $84 per ounce or 15% less than the comparable period in 2017, including only commercial production results from Fekola from December 1, 2017. If pre-commercial production results from the Fekola Mine are included, consolidated cash costs for the year ended December 31, 2017 (including three months of results from Fekola at $277 per ounce), were $542 per ounce. The favourable variance against budget reflects higher than budgeted gold production at the Fekola, Otjikoto and Masbate mines coupled with lower production costs at these mines. These favourable variances were partially offset by lower than budgeted production from La Libertad and El Limon mines. The Fekola Mine’s cash operating costs were $337 per ounce for the year ended December 31, 2018, $35 lower than budget. Consolidated cash operating costs for 2018 were below the low end of the Company’s guidance range of $505 to $550 per ounce.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2018 were $758 per ounce compared to a budget of $815 per ounce and $920 per ounce for the prior year comparable period, including only commercial production results from Fekola from December 1, 2017. If pre-commercial production results from Fekola are included (including 3 months of results from Fekola at $419 per ounces), all-in sustaining costs for the year ended December 31, 2017 were $860 per ounce. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower capital expenditures (mainly at La Libertad Mine) and unbudgeted realized gains on the Company's forward fuel price contracts. The Fekola Mine’s all-in sustaining costs were $533 per ounce for the year ended December 31, 2018, $71 lower than budget. Consolidated all-in sustaining costs for 2018 were below the low end of the Company’s guidance range of $780 to $830 per ounce.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $306 million for the year ended December 31, 2018 compared to $160 million in 2017. The increase in depreciation expense was due to a 90% increase in the gold ounces sold and a 1% increase in the depreciation charge per ounce of gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $78 million for the year ended December 31, 2018 compared to $26 million in 2017. The increase in royalties and production taxes was due to a 90% increase in the gold ounces sold, the inclusion of sales from the Fekola Mine which have a higher total royalty/production tax rate of 8.25% compared to the Company's other mines which range from 4% to 6% and by a 1% increase in the average realized gold price.

Impairment of long-lived assets, net
During the third quarter of 2018, the Company identified an indicator of impairment reversal for El Limon Mine and an indicator of impairment for La Libertad Mine and during the fourth quarter of 2018, the Company identified an additional indicator of impairment for La Libertad Mine, resulting in a net impairment charge for the Nicaraguan operations of $37 million for the year ended December 31, 2018 (refer to "Critical accounting estimates").
On June 15, 2018, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia to Libero Copper Corporation ("Libero") for 10,400,000 common shares of Libero and a 2% net smelter returns royalty ("NSR") on production generated on the property pursuant to the terms of a share purchase agreement dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero and Libero Resources Limited, a wholly owned subsidiary of Libero. In connection with this acquisition, the total holdings in the common shares of Libero held by the Company represented approximately 19% of the outstanding common shares of Libero then outstanding. Immediately before such acquisition, the Company held no common shares of Libero. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income in 2018.

Other

For the year ended December 31, 2018, G&A costs increased by $13 million to $56 million. This increase consisted mainly of $8 million increase in personnel costs including the timing of bonus accruals and payments and $4 million of G&A incurred in 2018 relating to the Bamako office in Mali, which was capitalized as development costs in the first eleven months of 2017.

Share-based payment expense for the year ended December 31, 2018 increased $4 million to $22 million as a result of a higher number of option grants (25 million options) granted in 2018 compared to 23 million options granted in 2017.

During the year ended December 31, 2018, the Company wrote off $9 million of exploration stage mineral property interests, including $5 million of mineral properties in Nicaragua as the decision was made not to proceed further with these exploration stage mineral property interests.

On June 7, 2017, the Company completed the sale of all of its rights, title and interest in a 2% NSR, covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR at the acquisition date. As a result, in the second quarter of 2017, the Company recorded a $7 million pre-tax gain on disposal of the NSR. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.
The Company’s results for the year ended December 31, 2018 included a non-cash mark-to-market gain of $11 million on the Notes compared to a non-cash mark-to-market loss of $11 million in the same period of 2017. The Notes were measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. On October 1, 2018, the Company repaid the Notes in cash.
The Company reported $32 million in interest and financing expense during the year ended December 31, 2018 compared with $13 million (net of capitalized interest) recorded during 2017. During the year ended December 31, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $20 million. Interest capitalization ceased December 1, 2017 when commercial production was reached. Interest expense (net of capitalized interest) relating to the Notes is recorded as part of the overall change in fair value of the Notes in the statement of operations.

For the year ended December 31, 2018, the Company recorded $5 million of unrealized losses on derivative instruments (2017 - unrealized gain of $10 million) and the Company recorded $5 million of realized gains on derivative instruments (2017 - realized losses of $3 million). These derivative gain and losses were recognized in relation to the Company's gold forwards, fuel forward contracts and interest rate swaps due to movement in the unit rates.
The Company recorded a net current income tax expense of $109 million for the year ended December 31, 2018 compared to $27 million in 2017 consisting of current income tax of $77 million (2017 - $15 million), the 10% priority dividend to the State of Mali of $18 million (2017 - $2 million), withholding tax (on intercompany interest/management fees) of $9 million (2017 - $5 million), and Nicaraguan advalorem and alternative minimum tax of $5 million (2017 - $5 million). For full-year 2018, consolidated net income before taxes totalled $193 million. For accounting purposes, this amount was net of $217 million of unrecognized and non-deductible tax losses. These unrecognized and non-deductible tax losses of $217 million, mainly consisted of accounting depreciation expense of $69 million (relating to consolidated purchase price adjustments), mineral property impairments and write-downs of $65 million, share-based compensation expense of $22 million, head office general & administrative and interest expenses of $34 million (net of realized derivative gains) and other unrecognized tax losses of $27 million relating to the Nicaraguan operations. Excluding these non-deductible and unrecognized tax losses, adjusted pre-tax net income was $410 million resulting in a consolidated effective income tax rate for the Company's mining operations of 19% ($77 million/$410 million). Compared to the prior year period, current tax expense was higher mainly as a result of the profitable Fekola Mine reaching commercial production on November 30, 2017 and the expiry of an income tax holiday in the Philippines which expired on June 30, 2017. The State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the year ended December 31, 2018, the Company recorded a deferred income tax expense of $38 million compared to a deferred income tax recovery of $20 million in 2017.The deferred income tax expense in 2018 was mainly attributable to: (1) a reduction in Otjikoto’s available loss carry forwards (as a result of accelerated tax depreciation) used to offset its estimated taxable income (2) the weakening of the tax basis of the CFA Franc for Fekola and the Namibian dollar for Otjikoto relative to the United States dollar and (3) the write-up in the carrying value of El Limon in the third quarter of 2018 as well as a reduction in the tax benefit associated with El Limon’s older loss carry forwards. The deferred income tax recovery in 2017 mainly resulted from the strengthening of foreign exchange rates and corresponding changes to the underlying tax assets and liabilities of Fekola and Otjikoto partially offset by the utilization of tax loss carryforwards and other timing differences related to Otjikoto.
For the year ended December 31, 2018, the Company recorded net income of $45 million ($0.03 per share) compared to net income of $62 million ($0.06 per share) for 2017. Adjusted net income (refer to “Non-IFRS Measures”) was $162 million ($0.16 per share) for 2018 compared to $52 million ($0.05 per share) for 2017. Adjusted net income for the year ended December 31, 2018 primarily excluded share-based payments of $22 million, net impairments of long-lived assets of $55 million, write-off of mineral property interests of $9 million, non-cash mark-to-market gain of $11 million relating to the overall change in fair value of the Company’s Notes, unrealized losses on derivative instruments of $5 million, and a deferred income tax expense of $38 million. For the year ended December 31, 2017, proceeds from the sales of pre-commercial production from Fekola ($101 million) and related production costs ($28 million), for a net amount of $73 million were recorded as a reduction of the value of the Fekola Mine mineral property and were not recorded as part of the determination of net income in the consolidated statement of operations. In addition, the related net cash inflows of $73 million from sales of Fekola pre-commercial production were recorded as part of investing activities in the consolidated statement of cash flows rather than as part of operating activities.
Cash flow provided by operating activities was $451 million for the year ended December 31, 2018 compared to $155 million for the year ended December 31, 2017, an increase of $296 million. This increase is mainly due to an increase in revenues of $586 million, offset by an increase of $173 million in production costs and a $53 million increase in royalties and production taxes. Current income tax expense increased by $82 million but this was partially offset by a $41 million increase in accrued taxes payable. Current income tax expense increased as the Fekola Mine reached commercial production on November 30, 2017. At December 31, 2018, the Company had $67 million of accrued taxes payable, including $57 million related to the Fekola Mine. On a cash basis, the majority of the balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). The accrued taxes payable balance was significantly higher than prior years due to the start up of the Fekola Mine. Fekola cash installments paid in 2018 were principally based on 2017's Fekola taxes of $7 million. The total Fekola tax expense for 2018 was $77 million. During 2018, the Company made corporate income tax installment payments totalling $25 million, including an additional voluntary prepayment of $20 million in December 2018 (given the significant difference between Fekola’s 2018 projected corporate income tax and installments made during the year based on statutory requirements). The balance of $57 million due for 2018 Fekola taxes will be paid in the second quarter of 2019. In addition to the payment of the balance of 2018 taxes due, the Company expects to make 2019 corporate income tax installment payments of approximately $65 million in 2019. Offsetting the increase in accrued taxes payable was a $41 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended December 31, 2018	One month ended December 31, 2017 (Commercial Production)	Three months ended December 31, 2017	Year ended December 31, 2018

Gold revenue ($ in thousands)	115,706	6,064	106,928	560,516

Gold sold (ounces)	93,800	4,757	84,000	441,900

Average realized gold price ($/ ounce)	1,234	1,275	1,273	1,268

Tonnes of ore milled	1,543,472	386,686	1,138,046	5,594,320

Grade (grams/ tonne)	2.26	2.72	3.01	2.58

Recovery (%)	94.1	95.4	95.4	94.7

Gold production (ounces)	105,280	32,207	105,110	439,068

Cash operating costs(1) ($/ ounce)	386	311	277	337

Total cash costs(1) ($/ ounce)	481	325	361	442

All-in sustaining costs(1) ($/ ounce)	600	446	419	533

Capital expenditures ($ in thousands)	14,983	4,423	4,423	68,520

Exploration ($ in thousands)	2,115	917	2,226	14,246

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali, in which the Company holds an 80% interest, produced 105,280 ounces of gold in the fourth quarter of 2018, 16% (14,509 ounces) above original budget. In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production). Mill feed grade, throughput and recoveries for the fourth quarter of 2018 were 2.26 g/t (compared to budget of 2.46 g/t), 1.5 million tonnes (compared to budget of 1.2 million tonnes) and 94.1% (compared to budget of 92.7%), respectively. In its first full-year of commercial production (after achieving commercial production on November 30, 2017), the Fekola Mine in Mali continued to significantly outperform expectations, running above plan on mill throughput and recoveries. This resulted in Fekola exceeding the upper limit of its already increased guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. Mill throughput was 5.6 million tonnes for the full-year, 12% above the budget of 5.0 Mtpa. The mill began running higher throughput during the second half of the year after determining additional capacity of up to 6 million Mtpa was available from a detailed plant study. Mill gold recoveries averaged 94.7% (compared to budget of 92.7%) and continue to remain above design predictions over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (94.7%) recoveries. The average grade processed was 2.58 g/t, below budget of 2.69 g/t as the excess over budgeted tonnage processed was sourced from medium and low-grade ore. Completion of limited medium and low-grade ore campaigns in the third and fourth quarter, confirmed that the Fekola mill recoveries continue to remain above design predictions. The resource model continues to perform as expected compared to actual mined grade and tonnage.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $386 per gold ounce for the fourth quarter of 2018, below budget by $29 per ounce. This variance was due to higher than budget gold production coupled with on-budget total operating costs. For the month of December 2017, which was the first month of commercial production, cash operating costs were $311 per gold ounce while for the fourth quarter of 2017 cash operating costs were $277 per gold ounce. Cash operating costs were higher in 2018 compared to 2017 due to factors including higher fuel costs in the fourth quarter of 2018, and lower operating costs during the 2017 transition from construction to operations. For the year ended December 31, 2018, the Fekola Mine’s cash operating costs were $337 per ounce, below the lower end of the guidance range of $345 to $390 per ounce, and $35 lower than budget mainly due to higher than budget gold production. Total operating costs were slightly below budget for 2018. Cost savings were largely driven by lower than budget mining costs due to mining in a zone consisting of near surface weathered rock in phase 4 of the Fekola Pit, which lowered the operational and maintenance costs of the mining equipment. The lower mining costs were partially offset by higher fuel (and thus electricity) costs. For the year ended December 31, 2018, diesel prices were 16% higher than budget and heavy fuel oil ("HFO") prices were 11% above budget.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended December 31, 2018 were $600 per ounce compared to a budget of $651 per ounce while all-in sustaining costs for the year ended December 31, 2018 were $533 per ounce which was below the lower end of the guidance range of $575 to $625 per ounce. The lower all-in sustaining costs for the quarter and year ended December 31, 2018 compared to budget reflect the higher than budgeted production and lower than budgeted cash operating costs as discussed above. In addition, for the year ended December 31, 2018, the lower than budgeted all-in sustaining costs resulted from lower than budgeted prestripping costs, partially as a result of lower than budgeted mining costs. Sustaining exploration costs were lower than budgeted as the Company's Mali exploration team focused on the Fekola North Extension during the year, which is considered to be a non-sustaining expenditure. All-in sustaining costs for the month of December 2017, which was the first month of commercial production, were $446 per gold ounce while for the fourth quarter of 2017 all-in sustaining costs were $419 per gold ounce which reflected the lower cash operating costs described above and lower levels of sustaining capital in 2017.
Capital expenditures in the fourth quarter of 2018 totalled $15 million consisting of $6 million for prestripping, $4 million for Fadougou relocation costs and $1 million for mobile equipment purchases and rebuilds. Capital expenditures in the year ended December 31, 2018 totalled $69 million consisting of $21 million for prestripping, $14 million in construction carryover for the completion of the powerhouse and other projects, $11 million for Fadougou relocation costs, $9 million for mobile equipment purchases and rebuilds and $6 million for the construction of stages 2 and 3 of the tailings storage facility.
In 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce and all-in sustaining costs of between $625 and $665 per ounce. Gold production is scheduled to be weighted towards the second-half of the year (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). The budgeted 7% increase in all-in sustaining costs over 2018 guidance, mainly reflects both higher labour costs (as workers transition to permanent positions) and capital expenditures for mobile equipment rebuilds/purchases. Fekola’s all-in sustaining costs per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of budgeted capital expenditures.

In 2019, the Fekola Mine is budgeted to process a total of 5.75 million tonnes of ore at an average grade of 2.44 g/t and process gold recovery of 94%.

Sustaining capital costs in 2019 at the Fekola Mine are budgeted to total $48 million, including $27 million for prestripping, $12 million for mobile equipment rebuilds and $5 million for processing improvements. Non-sustaining capital costs total $10 million, including $5 million to complete the relocation of the Fadougou village.

Ongoing Fekola Exploration and Development

In October 2018, B2Gold announced (see news release dated 10/25/2018) a substantial increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study. The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure. Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), B2Gold reported an updated Indicated Mineral Resource estimate of 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources were reported within a pit shell using a $1,400 per ounce gold price and above a cut-off of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource. In addition, pit shells were run using a gold price of $1,250 per ounce and demonstrate Fekola’s resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and the Inferred Mineral Resource of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold.

The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north. Exploration drill results further north of the new resource pit boundary demonstrate that gold mineralization continues to the north, and remains open, indicating the potential to further expand Mineral Resources with additional drilling. As outlined in the exploration section below, infill drilling of approximately 25,000 metres of diamond drilling has commenced in 2019 with a goal to convert inferred resources to indicated resources. These and previous drill results will be utilized to calculate new indicated mineral resource for the extended Fekola deposit, which is expected to be available by the end of 2019. A new probable mineral reserve is expected to be completed in the first quarter of 2020.

The Company recently completed a preliminary Fekola expansion study to evaluate the potential to expand the Fekola mine and mill from the base case of 6 Mtpa of ore throughput to 7.5 Mtpa. The results of the preliminary study indicate robust economics for the 7.5 Mtpa expansion case with estimated process capital costs of $50 million. Given the additional capacity of the Fekola primary crusher and SAG mill and other process systems, the study demonstrated that the 7.5 Mtpa upside can be achieved with an upgrade of the ball mill circuit as well as other equipment upgrades.

Based on the positive results of the preliminary Fekola expansion study the Company has contracted Whittle Consulting to work together with the Company’s technical teams to conduct a study to optimize the Fekola expansion. The study will evaluate many aspects of potential optimization including mining production rates, pit and phase scheduling, dynamic cut-off grades, ore stockpiling, blending, and dynamic processing throughput and recovery. In addition, the study will examine various processing throughput scenarios to maximize project net present value, and the results will guide mining equipment, mill expansion, and project schedule decisions. Initial results of the optimized Fekola expansion study are expected to be released by the end of March 2019. Additionally, the Company commenced work on the Front End Engineering and Design (FEED) for the expansion in January 2019.

Fekola Ownership Update

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Mine. Following signing of a shareholder's agreement in August 2017, between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. Terms and conditions of the acquisition of this additional 10% were agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

In March 2017, the Company signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State in Fekola SA for a total of 20% (being the 10% free carried interest plus the additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President.

Now that the State of Mali’s interest in Fekola SA has been formally authorized by the Malian authorities, the Company has transferred ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola SA intercompany loans, plus accrued interest, have been repaid to B2Gold in full. The intercompany loans include historical exploration loans, early works costs, funds advanced for the Fekola Mine construction and expansion, 2017 accelerated prestripping and fleet purchases plus accrued interest. The intercompany loans bear interest at a rate of the prime lending rate of the Central Bank of West African States (currently 4.5%) plus 2%. To December 31, 2018, $241 million of principal and $49 million in interest have been repaid on these loans. The remaining balance at December 31, 2018 was $417 million.

In addition to assuming the obligations of ordinary shareholders to repay the Fekola SA intercompany loans and interest prior to the payment of any ordinary dividends, the State of Mali has also agreed to make additional payments totaling $47 million with respect to the acquisition of the additional 10% interest. This valuation was primarily based on the optimized Fekola Mine feasibility study filed with the State of Mali in July 2016. The underlying valuation studies were prepared by two separate international valuation firms, one acting for each of the Company and the State of Mali, respectively, using a discounted cash flow methodology. The final $47 million valuation reflects the point at which the valuation ranges prepared by the two independent valuation firms overlapped.

The $47 million obligation of the State of Mali has been set up as a loan from B2Gold to the State of Mali. This loan bears interest at a rate of the prime lending rate of the Central Bank of West African States (currently 4.5%) plus 3%. The loan is expected to be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017

Gold revenue ($ in thousands)	54,561	68,769	213,052	235,938

Gold sold (ounces)	44,229	53,929	168,296	186,816

Average realized gold price ($/ ounce)	1,234	1,275	1,266	1,263

Tonnes of ore milled	888,105	918,794	3,445,932	3,492,285

Grade (grams/ tonne)	1.59	1.80	1.53	1.73

Recovery (%)	98.6	98.5	98.7	98.6

Gold production (ounces)	44,766	52,446	167,346	191,534

Cash operating costs(1) ($/ ounce)	471	490	502	468

Total cash costs(1) ($/ ounce)	520	542	553	512

All-in sustaining costs(1) ($/ ounce)	642	606	719	715

Capital expenditures ($ in thousands)	9,452	5,084	50,831	41,172

Exploration ($ in thousands)	433	467	1,744	1,220

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 44,766 ounces of gold, approximately in-line with budget in the fourth quarter of 2018. Mill feed grade, throughput and recoveries for the fourth quarter of 2018 were 1.59 g/t (compared to budget of 1.78 g/t), 0.9 million tonnes (compared to budget of 0.8 million tonnes) and 98.6% (compared to budget of 98.0%), respectively. A higher grade zone in the Otjikoto pit originally scheduled for the fourth quarter of 2018 was not mined due to lower than planned fleet availability. This zone will be mined and processed in the first quarter of 2019 using a mining contractor to augment the current fleet. Compared to the prior-year quarter, gold production was lower by 15% (7,680 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018. Overall, the Otjikoto Mine in Namibia had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its guidance range (of between 160,000 and 170,000 ounces). Otjikoto’s production for the year resulted from processing 3.4 million tonnes (compared to budget of 3.3 million tonnes and 3.5 million tonnes in 2017) at an average grade of 1.53 g/t (compared to budget of 1.57 g/t and 1.73 g/t in 2017) and average gold recoveries of 98.7% (compared to budget of 98.0% and 98.6% in 2017). Compared to the prior-year, gold production was lower by 13% (24,188 ounces), as planned, due to a negligible amount of higher grade Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Higher grade ore production is planned to resume from the Wolfshag Pit in late 2019.

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $471 per gold ounce for the fourth quarter of 2018, above the budget of $430 per ounce and slightly below fourth quarter of 2017 costs of $490 per ounce. The higher than budgeted cash operating costs resulted from higher than budgeted fuel, explosive and tire costs resulting from an 18% higher unit fuel cost as well as unbudgeted mining equipment rental costs. Cash operating costs for the year ended December 31, 2018 were $502 per ounce, meeting the budget of $504 per ounce and within the guidance range of $480 to $525 per ounce. For the year ended December 31, 2018, cash operating costs were $34 per ounce higher than 2017 as a result of lower production than 2017.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended December 31, 2018 of $642 per ounce were consistent with the budget of $630 per ounce and $606 per ounce in the fourth quarter of 2017. All-in sustaining costs for the year ended December 31, 2018 were $719 per ounce, within the guidance range of $700 to $750 per ounce and in line with the budget of $725 per ounce.

Capital expenditures for the three months ended December 31, 2018 totalled $9 million consisting of $6 million for prestripping and $2 million in mobile equipment rebuilds. Capital expenditures for the year ended December 31, 2018 totalled $51 million consisting of $27 million for prestripping, $12 million in mobile equipment rebuilds and $4 million for installation of the Otjikoto solar power plant.

The grand opening for Otjikoto’s new Solar Plant was held on May 29, 2018, and is now providing approximately 13% of the electricity consumed on site. Changing the power plant to a HFO solar hybrid plant reduced Otjikoto’s HFO consumption by approximately 2.4 million litres and reduced associated power generation fuel costs by approximately 10% in 2018.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Mining at Wolfshag commenced in late 2016 and Wolfshag ore provided a significant component of the Otjikoto mill feed in 2017. Updated Wolfshag mineral reserves and resources were reported in the Company's recent Annual Information Form, dated March 23, 2018, with 372,000 ounces of Probable Mineral Reserves (4.29 million tonnes at an average grade of 2.70 g/t, on a 90% attributable basis) remaining in the Wolfshag open pit, as at December 31, 2017. This updated reserve, based on the larger Wolfshag open-pit design, includes an additional 132,000 ounces of Probable Mineral Reserves (1.42 million tonnes at an average grade of 2.88 g/t, on a 90% attributable basis) within Wolfshag Phase 4. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining. In 2018, the Company has been drilling down plunge to the south on Wolfshag and Otjikoto to determine the potential to expand the underground resource to the south and is doing further work to update the Wolfshag model.

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2019, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce and all-in sustaining costs of between $905 and $945 per ounce. Gold production is scheduled to be significantly weighted towards the second-half of the year (as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019). The budgeted 28% increase in all-in sustaining costs over 2018 guidance, mainly reflects higher budgeted HFO and diesel prices, increased budgeted mining tonnage and higher expected prestripping sustaining capital costs related to Wolfshag Phase 2 and 3 deferred stripping. Otjikoto’s all-in sustaining costs per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of budgeted prestripping costs and equipment rebuilds which are expected to be incurred mostly in the first-half of 2019.

In 2019, Otjikoto is budgeted to process a total of 3.4 million tonnes of ore at an average grade of 1.57 g/t and process gold recovery of 98%.

Sustaining capital costs in 2019 at the Otjikoto Mine are budgeted to total $51 million, including $33 million for prestripping (relating to Phase 2 and 3 of the Wolfshag Pit), $7 million for mobile equipment rebuilds, and $4 million to rebuild power plant equipment. There is no non-sustaining capital budgeted for Otjikoto in 2019.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017

Gold revenue ($ in thousands)	61,616	63,148	283,366	247,561

Gold sold (ounces)	50,000	49,600	223,500	196,800

Average realized gold price ($/ ounce)	1,232	1,273	1,268	1,258

Tonnes of ore milled	1,720,843	1,729,635	6,962,262	6,963,073

Grade (grams/ tonne)	1.29	1.26	1.29	1.19

Recovery (%)	72.1	76.0	75.2	76.0

Gold production (ounces)	51,555	53,419	216,498	202,468

Cash operating costs(1) ($/ ounce)	594	587	548	543

Total cash costs(1) ($/ ounce)	686	647	629	600

All-in sustaining costs(1) ($/ ounce)	832	963	744	843

Capital expenditures ($ in thousands)	14,412	16,107	47,905	52,587

Exploration ($ in thousands)	1,471	689	4,941	4,668

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

For the fourth quarter 2018, the Masbate Mine produced 51,555 ounces of gold, 13% (5,871 ounces) above original budget. Mill feed grade, throughput and recoveries for the fourth quarter of 2018 were 1.29 g/t (compared to budget of 1.39 g/t), 1.7 million tonnes (compared to budget of 1.7 million tonnes) and 72.1% (compared to budget of 58.5%), respectively. The Masbate Mine in the Philippines also continued to outperform in 2018, producing an annual record 216,498 ounces of gold, exceeding the upper limit of its already increased guidance range (of between 200,000 to 210,000 ounces). Gold production for the year also increased by 7% (14,030 ounces) over 2017. Gold production was significantly higher than original budget (by 20% or 35,510 ounces) as mill throughput, recoveries and grade all exceeded budget. This resulted mainly from higher than expected oxide ore tonnage and grade from the Colorado Pit. Oxide ore represented 58% of the processed tonnage for the year versus budget of 29%. Mill throughput was 7.0 million tonnes (compared to budget of 6.8 million tonnes and 7.0 million tonnes in 2017) and gold recoveries averaged 75.2% (compared to budget of 65.9% and 76.0% in 2017). The average grade processed was 1.29 g/t (compared to budget of 1.26 g/t and 1.19 g/t in 2017).

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $594 per gold ounce in the fourth quarter of 2018, which was $48 per ounce lower than budget and $7 per ounce higher than the prior year quarter. Cash operating costs for the fourth quarter of 2018 were below budget due to higher production as total operating costs were similar to budget. For the year ended December 31, 2018, the Masbate Mine’s cash operating costs were $548 per ounce, at the lower end of the revised guidance range of $545 to $595 per ounce (original guidance range was $675 to $720 per ounce) and was $145 per ounce lower than original budget. Cash operating costs were lower than the original budget for the year ended December 31, 2018 as a result of higher than budgeted production as discussed above as well as lower than budgeted mining costs (with cost savings in drilling, blasting and grade control) and higher deferred stripping costs which were capitalized (as compared to budget). Mining costs remained under budget through a combination of efficient mine operations and accelerated oxide mining from the Colorado Pit. Cash operating costs for the year ended December 31, 2018 were consistent with the prior year cash operating costs of $543 per ounce.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the fourth quarter of 2018 were $832 per ounce compared to a budget of $825 per ounce and $963 per ounce in the prior year quarter. All-in sustaining costs for the year ended December 31, 2018 were $744 per ounce below the lower end of the revised guidance range of $780 to $830 per ounce (original guidance range was $875 to $925 per ounce) and were $159 per ounce lower than original budget. The favourable variance in all-in sustaining costs compared to budget for the year ended December 31, 2018 reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above.
Capital expenditures for the three months ended December 31, 2018 totalled $14 million including Masbate processing plant upgrade costs of $6 million, prestripping costs of $3 million and mobile equipment acquisition costs and rebuilds of $3 million. Capital expenditures for the year ended, 2018 totalled $48 million including Masbate processing plant upgrade costs of $19 million, mobile equipment acquisition costs and rebuilds of $8 million, prestripping costs of $8 million and tailings storage facility costs of $4 million.
The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa and online in early 2019. The upgrade, which was conducted by B2Gold’s in-house team, primarily consisted of adding a third ball mill and upgrading the existing crushing circuit. Construction is complete, dry commissioning was completed in early 2019 and feed through the new mill started in January 2019 (approximately 3 months ahead of schedule and under budget). Other items such as tailing pumps, pebble crusher and new SAG mill liners were completed in February 2019 and the expansion was performing at the 8Mtpa rate by the end of February 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.
In 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce and all-in sustaining costs of between $860 and $900 per ounce. The budgeted 9% increase in all-in sustaining costs over 2018 revised guidance, mainly reflects higher forecast heavy HFO prices and the anticipated processing of lower grade ore in 2019. Masbate’s all-in sustaining costs per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to the timing of budgeted capital expenditures.
In 2019, Masbate is budgeted to process a total of 8.0 million tonnes of ore at an average grade of 1.07 g/t and process gold recovery of 75.2%.
Sustaining capital costs in 2019 at the Masbate Mine are budgeted to total $29 million, including $9 million for prestripping, $6 million for processing spares and improvements, and $2 million for mobile fleet rebuilds. Non-sustaining capital costs are budgeted to total $9 million.

La Libertad Mine - Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017

Gold revenue ($ in thousands)	25,534	19,737	105,151	104,784

Gold sold (ounces)	20,652	15,439	83,018	83,509

Average realized gold price ($/ ounce)	1,236	1,278	1,267	1,255

Tonnes of ore milled	565,230	518,372	2,250,687	2,161,917

Grade (grams/ tonne)	1.06	0.95	1.19	1.27

Recovery (%)	94.3	92.9	94.4	93.8

Gold production (ounces)	18,193	14,696	80,963	82,337

Cash operating costs(1) ($/ ounce)	986	1,094	934	836

Total cash costs(1) ($/ ounce)	1,011	1,121	960	863

All-in sustaining costs(1) ($/ ounce)	1,225	1,504	1,192	1,106

Capital expenditures ($ in thousands)	3,535	5,669	16,143	23,806

Exploration ($ in thousands)	959	1,286	4,798	6,751

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

During 2018, consequences of the political and social unrest in Nicaragua negatively impacted the Company’s Nicaraguan operations in a number of ways. In 2018, La Libertad Mine (in which the Company has a 100% interest) produced 80,963 ounces of gold (Q4 2018 - 18,193 ounces), below the low end of its revised guidance range (of between 90,000 and 95,000 ounces). La Libertad’s 2018 production represented 8% of the Company’s 2018 consolidated gold production. During the national political unrest, roadblocks on major transport routes restricted the supply of key consumables in June 2018, resulting in higher grade open-pit ore being replaced with lower-grade spent ore to reduce lime and fuel consumption. In addition, development of the Jabali Antenna underground project was temporarily suspended, resulting in flooding of the underground workings. The subsequent underground mine dewatering was completed in mid-August and ramp development recommenced. Mine development in the fourth quarter of 2018 extended access to three mining areas, Zones 1, 2 and 3 in the central and eastern areas of the mine. Ore production from Jabali Antenna underground consisted only of development ore in the fourth quarter, with ore production from stopes in Zone 1 and Zone 2 anticipated in the first quarter of 2019. The mine permit for the new Jabali Antenna Pit was also delayed (production had been budgeted to start from the Jabali Antenna Pit in the third quarter of 2018). However, significant progress has recently been made towards achieving a mine permit. On February 28, 2019, public consultation was successfully completed for Jabali Antenna. The Company expects to receive the Jabali Antenna Open Pit permit in time to start production from the pit in the second-half of 2019. Mine permits are in place for all other open pit and underground operations at La Libertad. Due to the Jabali Antenna delays discussed above, the planned mill feed for the year of higher grade open-pit and underground ore from Jabali Antenna was replaced with lower-grade spent ore. As a result, the head grade for the year was 1.19 g/t versus a budget of 1.76 g/t.

La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $986 per gold ounce for the fourth quarter of 2018, which was $340 per ounce higher than budget but $108 per ounce lower than the fourth quarter of 2017. For the year ended December 31, 2018, La Libertad's cash operating costs were $934 per gold ounce above the revised guidance range of $855 to $905 per ounce and was $167 per ounce higher than budget. Cash operating costs per ounce were higher than budget for quarter and year ended December 31, 2018 due to the lower than budgeted production discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended December 31, 2018 were $1,225 per ounce compared to a budget of $788 per ounce and $1,504 for the three months ended December 31, 2017. The higher than budgeted all-in sustaining costs for the fourth quarter of 2018 resulted mainly from higher cash operating costs as described above. All-in sustaining costs for the year ended December 31, 2018 were $1,192 per ounce within the revised guidance range of $1,160 to $1,210 per ounce and was above the original budget of $1,078 per ounce. The all-in sustaining costs for the year ended December 31, 2018 reflect the lower than budget prestripping costs for the San Juan pit ($6 million) and capital costs for the development of the Jabali Antenna mines due to delays in obtaining the mine permit ($10 million), partially offset by the higher cash operating costs as described above.

Total capital expenditures in the fourth quarter of 2018 were $4 million, consisting primarily of underground development costs of $2 million and tailings storage facilities of $1 million. For the year ended December 31, 2018, capital expenditures totalled $16 million, consisting primarily of $6 million of underground development costs, $5 million of prestripping and tailings storage facilities of $1 million.

La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold in 2019 at cash operating costs of between $840 and $880 per ounce and all-in sustaining costs of between $1,150 and $1,190 per ounce. La Libertad’s production forecast assumes that production will start from the new Jabali Antenna Pit in the second-half of 2019 (dependent upon the successful completion of resettlement activities and receipt of the Jabali Antenna open pit permit). Consequently, La Libertad’s gold production is forecast to be weighted towards the second-half of the year. La Libertad’s all-in sustaining costs per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of capital expenditures relating to a tailings storage facility lift ($11 million) which are all expected to be incurred in the first-half of 2019.

In 2019, La Libertad is budgeted to process a total of 2.3 million tonnes of ore at an average grade of 1.42 g/t and process gold recovery of 94%.

Sustaining capital costs for La Libertad are planned to total $24 million, including $11 million for the last raise of the tailings storage facility and $4 million for underground development. There is no non-sustaining capital budgeted for Libertad in 2019.

In 2019, the Company anticipates beginning its interim reclamation activities at La Libertad Mine. The Company has recorded a reclamation liability of $34 million on the balance sheet and expects to incur $3 million in 2019.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company is currently updating its LoM plan for La Libertad based on revised estimates for the timing of expected production from its existing ore sources and the expected timing for bringing Jabali Antenna Open Pit on line. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

El Limon Mine – Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017

Gold revenue ($ in thousands)	15,668	17,784	68,486	49,579

Gold sold (ounces)	12,626	13,970	53,695	39,084

Average realized gold price ($/ ounce)	1,241	1,273	1,275	1,269

Tonnes of ore milled	120,852	114,325	447,961	458,419

Grade (grams/ tonne)	3.23	4.33	3.64	3.09

Recovery (%)	95.0	95.0	94.9	94.1

Gold production (ounces)	11,893	15,082	49,629	42,776

Cash operating costs(1) ($/ ounce)	920	778	926	954

Total cash costs(1) ($/ ounce)	992	831	1,009	1,020

All-in sustaining costs(1) ($/ ounce)	1,358	1,231	1,466	1,469

Capital expenditures ($ in thousands)	4,723	5,072	22,008	16,048

Exploration ($ in thousands)	689	2,207	6,247	6,362

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In May 2018, the Company purchased the remaining 5% interest in to the El Limon Mine in Nicaragua for $3 million thereby increasing its interest to 100% from 95%. El Limon Mine in Nicaragua produced 49,629 ounces of gold in 2018 (Q4 2018 - 11,893 ounces), near the low end of its revised guidance range (of between 50,000 and 55,000 ounces). El Limon’s 2018 production of 49,629 ounces of gold represents 5% of the Company’s 2018 consolidated gold production. Gold production at El Limon was also affected by the national political unrest, resulting in delays for the receipt of required permits for explosives and other shipments. However, later in the fourth quarter of 2018, mining operations at El Limon returned to budgeted (normal) production rates, and development of the new Limon Central pit commenced in October 2018 after receipt of the mine permit. In June 2018, El Limon’s gold production was also impacted by illegal road blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly developed community stakeholder committee to ensure local concerns were addressed.

On October 22, 2018, representatives of B2Gold Management and the Labour Unions at El Limon Mine renewed the existing Collective Agreement for two years.
El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $920 per ounce for the fourth quarter of 2018 compared to a budget of $656 per ounce and $778 per ounce for the prior year quarter. El Limon’s fourth quarter 2018 costs were impacted by the lower gold production and as a result were above budget. Cash operating costs in the fourth quarter of 2018 were higher than the fourth quarter in 2017 due to lower production in the fourth quarter of 2018. For the year ended December 31, 2018, cash operating costs were $926 per gold ounce, marginally above the revised guidance range of $850 to $900 per ounce but lower than the cash operating cost of $954 per ounce in the same period in 2017. For the year ended December 31, 2018, cash operating costs per ounce were higher than budget due to lower than budgeted gold production, the timing of development costs relating to waste movement at the Mercedes pit which were delayed from December 2017 into early 2018 due to permit delays, higher equipment maintenance costs and unbudgeted ore purchases to provide plant feed. Cash operating costs per ounce for 2018 were lower than 2017 due to higher production in 2018 compared to 2017.

All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended December 31, 2018 were $1,358 per ounce compared to a budget of $960 per ounce and $1,231 per ounce for the prior year quarter. All-in sustaining costs per ounce were higher than budget due to the lower than budgeted production as described above and higher than budgeted deferred development costs for the Santa Pancha underground. All-in sustaining costs for the year ended December 31, 2018 were $1,466 per ounce within the revised guidance range of $1,385 to $1,485 per ounce and was $302 per ounce higher than original budget. All-in sustaining costs were higher than budget due to the higher than budget cash operating costs, lower than budgeted production as described above and higher than budgeted capital expenditures.

Capital expenditures in the fourth quarter of 2018 totalled $5 million which consisted mainly of underground development costs for Santa Pancha of $2 million. For the year ended December 31, 2018, capital expenditures totalled $22 million, consisting primarily of $8 million of underground development costs for Santa Pancha, $3 million of tailing storage facility costs and $2 million for mobile equipment purchases.
In 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce and all-in sustaining costs of between $1,005 and $1,045 per ounce. Gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to commence at the beginning of the second-half of 2019. El Limon’s all-in sustaining costs per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of capital expenditures.
El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 4.04 g/t gold with gold recoveries averaging 90.9%.
Sustaining capital costs for El Limon are budgeted to total $8 million in 2019, including $6 million in underground development and $1 million in processing spares and equipment. Non-sustaining capital is budgeted to total $23 million, including $20 million for prestripping costs for the Limon Central Pit and $2 million for processing plant improvements. Current plans are to complete upgrades of the grinding circuit at a capital cost of approximately $2 million. This work is underway as is scheduled to be complete by October 2019. This upgrade is designed to allow the El Limon plant to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.
Ongoing El Limon Exploration and Development

On February 23, 2018, the Company announced (see news release dated 02/23/2018) the newly discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, the Company announced (see news release dated 10/22/2018) a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This resource has provided the open-pit resources for the Limon expansion study discussed below.

On October 22, 2018, the Company announced positive results of an expansion study for El Limon Mine (see news release dated 10/22/2018). The expansion study was conducted to evaluate the LoM options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result is expected to be a longer mine life with higher gold production and lower cash operating costs and all-in sustaining costs than included in the current LoM plan. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. Total Inferred Mineral Resources from underground and open-pit sources included in this study consist of approximately 6.0 million tonnes at a grade of 4.3 g/t, containing approximately 829,000 ounces. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The LoM is estimated to be extended over 10 years with projected total gold production of approximately 750,000 ounces of gold during the mining phase, based on Inferred Mineral Resources from open pit and underground sources with an additional 11+ years by processing historic mine tailings, for a total projected total gold production of approximately 985,000 ounces of gold over 21 years. The expected average annual gold production is approximately 75,000 ounces per year during approximately 10 years of mining, while production is expected to average over 18,000 ounces of gold per year for 11+ years when subsequently processing tailings from historic high-grade mining. It is expected that the estimated average direct cash operating costs per ounce will be below $600 with a reduced projected all-in sustaining costs of approximately $900 per ounce of gold (excluding expansion capital costs). The estimated expansion capital cost is approximately $35 million over a period of approximately 16 months for plant upgrades and expansion.

A consistent mix of underground and open-pit ore feeding the plant has always provided the optimum operating conditions for El Limon Mine, and the new Mineral Resources at El Limon Central zone will provide long term, open-pit feed to blend with the underground ore. Approximately 60% of the plant feed is planned to come from open pits which have an overall strip ratio in the range of 16 tonnes of waste to 1 tonne of mill feed. At the end of the mine life, plant feed is expected to come from the old tailings at a rate of 600,000 tonnes per annum. The LoM is estimated to be extended over 10 years, based on Inferred Mineral Resources from open pit and underground sources with an additional 11 years by processing historic mine tailings.

Processing of historic tailings is based on an Indicated Mineral Resource estimate completed in 2018 (see news release dated 10/22/2018) containing 7.3 million tonnes at average grades of 1.12 g/t gold and 4.17 g/t silver, containing approximately 263,000 ounces of gold and 982,000 ounces of silver above a 0 g/t cut-off grade. Of that resource, approximately 6.9 million tonnes was included in the study at gold and silver grades of 1.15 g/t and 4.11 g/t, respectively, containing approximately 255,000 ounces of gold and 916,000 ounces of silver. Annual production rates during the processing of the tailings from historic high-grade mining are estimated to average over 18,000 ounces of gold and 64,000 ounces of silver. Cash operating costs per ounce and all-in sustaining cost per ounce for the processing of the old tailings are forecast to be slightly lower compared to processing the open pit and underground ore resources.

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially further improve the positive economics for El Limon expansion. These studies are ongoing. Current plans for 2019 are to complete upgrades of the grinding circuit at a capital cost of approximately $2 million. This work is underway as is scheduled to be complete by October 2019. This upgrade is designed to allow the El Limon plant to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.
Cautionary Statement

The results summarized above for the expansion study are intended to provide only an initial, high-level review of the project potential and expansion options. The initial mine plans and economic models include numerous assumptions and the use of Inferred Mineral Resources. The expansion study, being a preliminary economic analysis, is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary economic assessment will be realized. As such, there is no guarantee that Inferred Mineral Resources can be converted to Indicated or Measured Mineral Resources and, consequently, there is no guarantee the production estimates or project economics described herein will be achieved. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
Gramalote - Colombia
The Gramalote property is an AngloGold Ashanti Ltd. ("AngloGold Ashanti") - B2Gold joint venture, with AngloGold Ashanti as the operator. The Mineral Resource model for Gramalote Ridge was recently redone by AngloGold Ashanti using additional information and some key reinterpretations. This new model indicated the potential for a resource with improved gold grades and contained ounces that could result in improved project economics. B2Gold has reviewed this new model and a third-party audit was completed in February 2019. As part of this review B2Gold also completed its own internal model. Based on the recommendations of the third-party audit, additional block models are being completed for the Gramalote deposit. The economics of the project are currently being re-evaluated, and budgets, schedules and work plans for advancing Gramalote will be developed once this evaluation has been completed.

Community Relations Update
In 2018, the Company incurred a total of $10 million on its community relations programs (comprised of direct expenditures of $7 million and related social taxes of $3 million – mandated to be used for social programs) across the various countries where it operates. Highlights of the Company’s community relations programs are below.
Mining projects provide a unique opportunity for engaging with and contributing to the development of host communities. As part of the Company's socio-economic impact and legacy, one of B2Gold's goals is to help build sustainable communities, with B2Gold acting as a catalyst and community members playing a lead role in their own development. The Company believes that working through an inclusive process with local stakeholders, government, and NGO partners to identify, select and implement projects is an important factor in the success of the community development projects. By putting decision-making in the hands of stakeholders, B2Gold aims for local ownership of projects and outcomes, improved alignment between government and B2Gold efforts, and strengthened local capacity to build prosperous and healthy communities. B2Gold's Community Investment Standard, which aligns with the IFC Performance Standards and International Council on Mining and Metals guidance, defines how the Company focuses on sustainable contributions to the communities where B2Gold operates.
Fekola Mine
Community investment projects continue to scale up in proximity to the Fekola Mine, with a focus on education, health, water and sanitation, vocational training and alternative livelihoods. Education projects include the construction of a middle school and a scholarship program to improve access to secondary school and university with a total of 30 scholarships granted. Access to potable water has been improved through the construction of 12 boreholes and one water tower in the surrounding villages. Market gardens managed by women’s associations, which provide fresh produce to the Fekola Mine, continue to grow and in 2018 the Company provided irrigation systems with solar pumps and support for formalizing the cooperatives. 17,234 tonnes of vegetables were sold to the Fekola Mine in 2018 totalling $25,700 and approximately 3.7 tonnes were consumed by the women’s families. The Company is in the process of resettling 913 households from the nearby Fadougou village to a new site, with construction of improved housing with access to potable water, solar panels for lighting and community facilities. $11 million was spent on the resettlement project in 2018. Official opening ceremonies in January 2019 were attended by senior government officials, including the Minister of Mines for Mali and the CEO of B2Gold. Relocation of village inhabitants is expected to commence in April 2019.
A joint initiative with Global Affairs Canada called “Skills for Employment” (AFECK is its acronym in French) continued to provide skills training to local communities to enhance their prospects of gaining employment in the mining sector or building and growing small and medium sized enterprises. By the end of 2018 a total of 364 individuals, including 27 women, completed training. Approximately 230 individuals were hired from AFECK courses for the construction of the New Fadougou village described above.
A multi-year Community Development Plan has been developed through a participative approach, including the creation of a governance structure where decision-making is driven by local stakeholders.
Otjikoto Mine
Community investment in Namibia is focused on livelihoods, health, education and the environment. Support is provided to small and medium sized enterprises, as the lack of entrepreneurship has been identified as a major obstacle to poverty eradication. B2Gold continues to increase its support for an innovative NGO that works with local governments to provide titled land at an affordable cost for squatters, which is on track to deliver 1,350 low-cost lots in 2019. Early childhood development and primary health care are supported in the region surrounding the Mine. In education, B2Gold funds upgrades to school infrastructure and is working with the Ministry of Education to pilot an experimental, hands-on STEM program in regional schools. B2Gold’s work to support the environment includes co-founding the Namibian Chamber of Environment which has grown to 44 members and eight sponsors, and developing a nature reserve on B2Gold-owned land surrounding the Otjikoto Mine. Within the nature reserve students from around the country are hosted at an education centre that provides a unique educational experience focusing on conservation.
Masbate Mine
The Philippines mandates that 1.5% of operational costs go towards supporting socio-economic development in the areas impacted by a mining operation, resulting in a significant budget that is managed by Masbate Mine in coordination with local stakeholders. B2Gold also delivers further community investment where needs arise. For the funding delivered around the Masbate Mine, projects are identified and implemented in coordination with multi-stakeholder committees and town councils and support education, infrastructure, health services, and livelihood development.
Initiatives included capacity building and business support workshops for 22 livelihood cooperatives with 519 members which generated approximately $320,000 in revenue between 2016 and 2018. Along with ongoing support to local health centres, a tuberculosis program was implemented in coordination with health officials focusing on education and prevention. In education, support is provided to a basic literacy and continuing education program with over 500 students and a technical training centre was opened in 2018 that delivers certified courses for skills such as mechanics and welding, with 75 graduates in 2018. Significant ongoing environmental initiatives in 2018 include mangrove planting, with 240,000 mangroves planted and a coral reef restoration project including 1,179 reef balls and nearly 4,500 coral transplants.
La Libertad and El Limon Mines
Community investment plans in Nicaragua focus on four strategic areas: education, health, livelihoods and social infrastructure. In education, B2Gold supported more than 900 students in four communities around El Limon Mine by providing transportation, classroom materials and school internet services, along with teacher training in alliance with the Telefónica Foundation. In La Libertad and Santo Domingo, B2Gold awarded 60 scholarships in 2018, enabling local youth to enroll in university. In the health sector, B2Gold continued to ensure access to potable water for a total population of more than 11,000 people in eight communities around El Limon. In La Libertad and Santo Domingo, the Company supported specialized healthcare for more than 80 children with special needs and collaborated with the Nicaraguan Health Ministry’s anti-epidemic campaign. To improve livelihoods in our communities, B2Gold provided agricultural inputs and technical assistance to 68 small farmers in El Limon. Investments in public services and infrastructure included the construction of the first fire station in the El Limon district and the installment of pipelines for poor neighborhoods of Santo Domingo previously without connection to the local water system. 111 families (over 500 people) now have access to safe drinking water in their homes.
Kiaka and Toega Projects
In 2018, B2Gold continued supporting the nearby villages by equipping schools and health centers previously built by the Company. Six boreholes have also been drilled in 2018 to provide ready access to clean potable water for communities from Mankarga and Kiaka. Vocational trainings were provided to 43 community members on heavy machinery driving and borehole maintenance. The Company also has started the development of market gardening projects with women and youth from the region.
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2018, the Company had cash and cash equivalents of $103 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at December 31, 2018 was $156 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit at December 31, 2017 resulted from the reclassification of the

Company's Notes to current liabilities as they matured on October 1, 2018. On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest). Repayment of the Notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, Notes and equipment loans) and by December 31, 2018 the Company had reduced its total debt outstanding to approximately $480 million.

At December 31, 2018, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million. At December 31, 2018, the Company also had Euro 2 million ($2 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2019.
Cash flow provided by operating activities was $74 million in the fourth quarter of 2018 compared to $26 million in the fourth quarter of 2017, an increase of $48 million. This increase is mainly due to an increase in revenues of $98 million, offset by an increase of $31 million in production costs and an $11 million increase in royalties and production taxes. Current income tax expense increased by $7 million. Current income tax expense increased as the Fekola Mine reached commercial production on November 30, 2017. At December 31, 2018, the Company had $67 million of accrued taxes payable, including $57 million related to the Fekola Mine. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). The accrued taxes payable balance was significantly higher than prior years due to the start-up of the Fekola Mine. Fekola cash installments paid in 2018 were principally based on 2017's Fekola taxes of $7 million. The total Fekola tax expense for 2018 was $77 million. During 2018, the Company made corporate income tax installment payments totalling $25 million, including an additional voluntary prepayment of $20 million in December 2018 (given the significant difference between Fekola’s 2018 projected corporate income tax and installments made during the year based on statutory requirements). The balance of $57 million due for 2018 Fekola taxes will be paid in the second quarter of 2019. In addition to the payment of the balance of 2018 taxes due, the Company expects to make 2019 corporate income tax installment payments of approximately $65 million in 2019.
Cash flow provided by operating activities was $451 million for the year ended December 31, 2018 compared to $155 million for the year ended December 31, 2017, an increase of $296 million. This increase is mainly due to an increase in revenues of $586 million, offset by an increase of $173 million in production costs and a $53 million increase in royalties and production taxes. Current income tax expense increased by $82 million but this was partially offset by a $41 million increase in accrued taxes payable. Current income tax expense increased as the Fekola Mine reached commercial production on November 30, 2017. At December 31, 2018, the Company had $67 million of accrued taxes payable, including $57 million related to the Fekola Mine. On a cash basis, the majority of the balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). The accrued taxes payable balance was significantly higher than prior years due to the start up of the Fekola Mine. Fekola cash installments paid in 2018 were principally based on 2017's Fekola taxes of $7 million. The total Fekola tax expense for 2018 was $77 million. During 2018, the Company made corporate income tax installment payments totalling $25 million, including an additional voluntary prepayment of $20 million in December 2018 (given the significant difference between Fekola’s 2018 projected corporate income tax and installments made during the year based on statutory requirements). The balance of $57 million due for 2018 Fekola taxes will be paid in the second quarter of 2019. In addition to the payment of the balance of 2018 taxes due, the Company expects to make 2019 corporate income tax installment payments of approximately $65 million in 2019. Offsetting the increase in accrued taxes payable was a $41 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
The Company has an RCF with a syndicate of international banks for an aggregate amount of $500 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The RCF bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the RCF is four years, maturing on July 7, 2021. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes was greater than $100 million, the sliding scale interest temporarily increased to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate ceased upon the repayment of the notes on October 1, 2018.
The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2018, the Company was in compliance with these debt covenants.

During the year ended December 31, 2018, the Company made drawdowns of $250 million and repaid $200 million of the RCF. At December 31, 2018, the Company had drawn down $400 million under the RCF with a balance of $100 million remaining available for future drawdowns.
For the year ended December 31, 2017, the interest and financing expense relating to the amended RCF recognized in the statement of operations was reduced by $8 million, which was attributable to eligible expenditures at the Fekola Mine and capitalized to the carrying amount of the property.

On October 1, 2018, the Company repaid the outstanding balance under the Notes. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million, which B2Gold funded using existing cash on hand and a portion of the funds drawn under its RCF.

In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines. During the year ended December 31, 2017, the Company entered into additional Prepaid Sales transactions for 25,282 ounces valued at $30 million. The Company did not enter into Prepaid Sales transactions in 2018.
During the year ended December 31, 2018, the Company delivered 51,633 ounces (2017 - 51,633 ounces) into contracts valued at $60 million (2017 - $60 million). As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.

As at December 31, 2018, the Company had $30 million of outstanding contracts for the delivery of 25,282 ounces to be delivered during 2019.

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The equipment facility is available for a period that commenced on February 13, 2017, (the “Financial Close Date”) and ends on the earlier of the day when the equipment facility is fully drawn and 30 months from the Financial Close Date. The equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the debt service reserve account ("DSRA").

As at December 31, 2018, Euro 2 million ($2 million equivalent) was available for future drawdowns. During the year ended December 31, 2018, the Company drew down Euro 20 million or $24 million equivalent under the facility (2017 - Euro 49 million or $54 million equivalent).

The Borrower is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2018, the balance in the DSRA account was Euro 8 million ($9 million equivalent).

On June 1, 2017, the Company entered into a $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. On December 11, 2018, term over which loans may be advanced under the facility was extended to March 31, 2019. The equipment facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities.

During the year ended December 31, 2018, the Company drew down $8 million under the facility. As at December 31, 2018, $1 million was available for future drawdowns.

On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6 million was made available for drawdown. During the year ended December 31, 2017, the Company had drawn down the full $6 million available under the facility.
The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next 6 months. At December 31, 2018, the balance in the DSRA was $4 million (2017 - $5 million).

For the quarter and year ended December 31, 2018, net resource property expenditures totalled $60 million and $272 million, respectively. The most significant expenditures were on the Fekola Mine expenditures of $15 million and $69 million, respectively. In addition, the Otjikoto Mine had capital expenditures of $9 million and $51 million, respectively, the Masbate Mine had capital expenditures of $14 million and $48 million, respectively, La Libertad Mine had capital expenditures of $4 million and $16 million, respectively and El Limon Mine had capital expenditures of $5 million and $22 million, respectively. Exploration and development costs for the fourth quarter and year ended December 31, 2018 totalled $13 million and $60 million, respectively.

As at December 31, 2018, and in addition to those commitments disclosed elsewhere in the MD&A, the Company had commitments for payments of $7 million for capital spares, $4 million for mobile equipment and $1 million for the oxygen plant at the Fekola Mine, all of which is expected to be incurred in 2019; $2 million for completion of the plant expansion at the Masbate Mine, all of which is expected to be incurred in 2019; and $7 million for the tailings storage facility at La Libertad Mine, all of which is expected to be incurred in 2019.
For 2019, the Company has budgeted total capital expenditures of $58 million at the Fekola Mine, $51 million at the Otjikoto Mine, $38 million at the Masbate Mine, $24 million at La Libertad Mine and $30 million at El Limon Mine. The Company’s total 2019 exploration budget is approximately $43 million.

As at December 31, 2018, the Company’s significant commitments are disclosed in the table below:

	2019	2020	2021	2022	2023	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	80,318	—	—	—	—	80,318
Derivative liabilities	360	1,477	—	—	—	1,837
Revolving credit facility:
Principal	—	—	400,000	—	—	400,000
Interest & commitment fees (estimated)	21,731	21,731	11,287	—	—	54,749
Fekola equipment loan facility:
Principal	15,869	15,869	15,869	9,397	1,630	58,634
Interest (estimated)	2,764	1,946	1,119	377	72	6,278
Otjikoto equipment loan facility:
Principal	4,869	3,453	1,958	642	—	10,922
Interest (estimated)	428	234	84	12	—	758
Masbate equipment loan facility:
Principal	3,347	3,347	3,347	2,908	577	13,526
Interest (estimated)	787	570	363	142	9	1,871
Finance lease obligations
Principal	525	525	525	525	86	2,186
Interest (estimated)	62	45	28	12	—	147
Nicaraguan equipment loans:
Principal	398	—	—	—	—	398
Interest (estimated)	9	—	—	—	—	9
Operating lease commitments	3,072	1,994	1,629	1,046	681	8,422
Capital expenditure commitments	21,085	—	—	—	—	21,085
Mine restoration provision	3,170	2,268	3,711	6,321	5,668	21,138
Employee future benefits	1,184	3,097	248	248	248	5,025
Other liabilities	302	302	302	160	—	1,066

	160,280	56,858	440,470	21,790	8,971	688,369
The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.
Derivative financial instruments
Gold forwards
Under the terms of a prior revolving credit facility entered into in April 2013, the Company was required to maintain gold forwards, within certain parameters, over the term of facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at December 31, 2018, the Company had delivered into all of these gold forwards.

Forward contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. For the year ended December 31, 2018, the Company entered into additional series of forward contracts for the purchase of 25,201,000 litres of fuel oil, 10,828,000 of gas oil and 3,009,000 litres of diesel with settlements scheduled between February 2019 and October 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

The following is a summary, by maturity dates, of the Company’s total forward contracts outstanding as at December 31, 2018:

	2019	2020	Total

Forward – fuel oil:
Litres (thousands)	35,800	16,438	52,238
Average strike price	$0.32	$0.33	$0.32

Forward – gas oil:
Litres (thousands)	19,383	7,598	26,981
Average strike price	$0.43	$0.51	$0.45

Forward – diesel:
Litres (thousands)	2,856	1,599	4,455
Average strike price	$0.50	$0.57	$0.53
The unrealized fair value of these contracts at December 31, 2018 was $(2) million.

Subsequent to December 31, 2018, the Company entered into forward contracts for the purchase of 19,202,000 litres of fuel oil at a weighted average price of $0.28 per litre and 24,852,000 litres of gas oil at a weighted average price of $0.49 per litre.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. The Company entered into these interest rate swaps to manage the volatility of the interest related to the revolving credit facility. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at December 31, 2018 was $1 million.

Subsequent to December 31, 2018, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. The new interest rate swaps cancelled the existing contracts at December 31, 2018 and imbedded the positive unrealized fair value at that date into the new series of contracts.

Operating activities

Cash flow provided by operating activities was $451 million for the year ended December 31, 2018 compared to $155 million for the year ended December 31, 2017, an increase of $296 million. This increase is mainly due to an increase in revenues of $586 million, offset by an increase of $173 million in production costs and a $53 million increase in royalties and production taxes. Current income tax expense increased by $82 million but this was partially offset by a $41 million increase in accrued taxes payable. Current income tax expense increased as the Fekola Mine reached commercial production on November 30, 2017. At December 31, 2018, the Company had $67 million of accrued taxes payable, including $57 million related to the Fekola Mine. On a cash basis, the majority of the balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). The accrued taxes payable balance was significantly higher than prior years due to the start-up of the Fekola Mine. Fekola cash installments paid in 2018 were principally based on 2017's Fekola taxes of $7 million. The total Fekola tax expense for 2018 was $77 million. During 2018, the Company made corporate income tax installment payments totalling $25 million, including an additional voluntary prepayment of $20 million in December 2018 (given the significant difference between Fekola’s 2018 projected corporate income tax and installments made during the year based on statutory requirements). The balance of $57 million due for 2018 Fekola taxes will be paid in the second quarter of 2019. In addition to the payment of the balance of 2018 taxes due, the Company expects to make 2019 corporate income tax installment payments of approximately $65 million in 2019. Offsetting the increase in accrued taxes payable was a $41 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.

Financing activities

The Company’s cash from financing activities for the year ended December 31, 2018 was a net outflow of $221 million. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, Notes and equipment loans) and by December 31, 2018 the Company had reduced its total debt outstanding to approximately $480 million. During the year ended December 31, 2018, the Company made drawdowns of $250 million on its RCF, repayments of $200 million on its RCF, repayment of the Notes of $259 million, drawdowns of $32 million on equipment loan facilities, repayments of $28 million on equipment loan facilities and received proceeds from the exercise of stock options of $23 million. The Company made interest and commitment payments of $37 million.

Investing activities

For the year ended December 31, 2018, net resource property expenditures totalled $272 million. The most significant expenditures were expenditures on the Fekola Mine of $69 million, Otjikoto Mine expenditures of $51 million, Masbate Mine expenditures of $48 million, La Libertad Mine expenditures of $16 million and El Limon Mine expenditures of $22 million. Exploration and development costs for the year ended December 31, 2018 totalled $60 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended December 31, 2018	For the three months ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	2,115	2,226	14,246	8,441
Otjikoto Mine, exploration	433	467	1,744	1,220
Masbate Mine, exploration	1,471	689	4,941	4,668
Libertad Mine, exploration	959	1,286	4,798	6,751
Limon Mine, exploration	689	2,207	6,247	6,362
Toega Project, exploration	2,331	1,514	8,688	5,784
Fekola Regional, exploration	437	355	6,291	6,245
Ondundu Project, exploration	1,522	560	3,027	3,116
Finland, exploration	574	939	2,479	1,341
Kiaka Project, exploration	613	873	2,238	4,512
Other	1,937	1,942	5,439	5,233

	13,081	13,058	60,138	53,673
For the year ended December 31, 2018, the Company incurred $60 million in exploration costs compared to the Company's revised 2018 exploration budget which totalled approximately $56 million (original budget was $52 million). In the second quarter of 2018, the Mali exploration budget was increased by $4 million (from $15 million to $19 million) in order to accelerate the current Fekola North Extension zone drill program. West Africa and the Central Zone in Nicaragua were the primary areas of focus in 2018. The 2018 budget had approximately $29 million (original budget was $25 million) being spent on exploration in Mali, Burkina Faso and Ghana and $13 million in Nicaragua ($7 million at El Limon to continue testing the extent of the Limon Central vein system and $6 million at La Libertad and Regional targets for both infill drilling and to drill test new targets).

Following a very successful year for exploration in 2018, B2Gold is planning another year of aggressive exploration in 2019 with a budget of approximately $43 million. Exploration will focus mainly on West Africa and around the Company's mines. 2019 will see approximately $21 million being spent on exploration in Mali, Burkina Faso and Ghana. The Company has also allocated approximately $8 million for other grass roots exploration programs.

Fekola Mine

Surface exploration, regional drilling and geophysics at Fekola to date have identified numerous targets. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling.

For the year ended December 31, 2018, the Company incurred $21 million on Mali exploration. In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company increased the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. A total of approximately 55,000 metres of diamond drilling in the Fekola North extension were planned for 2018. The revised 2018 Mali exploration budget was split between the Fekola Mine ($9 million), Fekola Regional properties ($8 million) and South Mali ($2 million).
On October 25, 2018, the Company announced an increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study (see news release dated 10/25/2018).

Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), the Company updated the Indicated Mineral Resource estimate to 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources are reported within a pit shell using a $1,400/ounce gold price and above a cutoff of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource.

In addition, pit shells were run using a gold price of $1,250/ounce and demonstrate Fekola’s resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and Inferred Mineral Resources of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold.

The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north. Exploration drill results further north of the new resource pit boundary have demonstrated that gold mineralization continues to the north, and remains open.

For 2019, exploration on the licenses in Mali is budgeted to total $18 million. In 2019, the Company plans to continue its successful drilling to convert Fekola’s Inferred Resources to Indicated, and further explore through drilling the potential to the north of Fekola. The new Cardinal target, located less than 1 km west of the Fekola Pit, will also be further drill-tested.

Fekola Regional

The 2018 drill program at the Anaconda zones, located approximately 25 kilometres from Fekola, has returned additional positive results from the near-surface saprolite zones and the recently-discovered good grade bedrock zones beneath the saprolite (indicating the potential for large, Fekola-style mineralized zones). The planned 2018 drill program at Anaconda was reduced in order for exploration drilling to focus on the Fekola North Extension program. However, some exploration continued at Anaconda, utilizing one RC drill and one aircore drill, to continue to test the targets below the saprolite resource and expand the saprolite resource.

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
In 2019, the Company has budgeted $3 million for 14,000 metres of RC and diamond drilling on the Anaconda zones, located approximately 20 km from Fekola, to further drill mineralized sulphide targets, below the shallow oxidized saprolite zones where previous drilling has intersected good grade mineralization. In June 2017, the Company released an Inferred Mineral Resource estimate containing 767,000 ounces of gold at 1.1 g/t at Anaconda in the saprolite mineralization. Additional metallurgical testwork and engineering studies are being carried out on Anaconda towards evaluating the potential for a stand-alone oxide mine.

Otjikoto Mine and Regional Exploration

For the year ended December 31, 2018, the Company incurred $5 million on Otjikoto Mine and regional exploration which was in line with the total exploration budget for Namibia in 2018 of $5 million. Exploration in 2018 included 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

The Ondundu Project is located in north-central Namibia approximately 346 km northwest from Windhoek and approximately 230 km west-southwest from the Otjikoto Mine. The Company has the right to earn 100% of the project through a series of payments and work commitments. Exploration in 2018 on the Ondundu joint venture focused on drill testing several targets on the license. Drilling completed in 2018 to date includes 20 DDH and RC holes for approximately 5,000 metres and 97 RAB holes for 2,900 metres.

The total exploration budget for Namibia in 2019 is $5 million. Exploration in 2019 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 200 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

Masbate Mine

For the year ended December 31, 2018, the Company incurred $5 million on Masbate Mine exploration. The Masbate exploration budget for 2018 was approximately $5 million including 12,000 metres of diamond drilling. The drilling was divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

The Masbate exploration budget for 2019 is approximately $4 million including 12,400 metres of diamond drilling. The program will include brownfields drilling to upgrade resources within the mine license and drilling on identified exploration targets within the mine area.

La Libertad Mine

For the year ended December 31, 2018, the Company incurred $5 million on La Libertad Mine exploration. La Libertad’s exploration budget for 2018 was approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program was split between infill (near mine) drilling and drilling on several regional targets.

La Libertad’s exploration budget for 2019 is approximately $3 million for a total of 3,400 metres of planned diamond drilling, to test several identified regional surface targets.

El Limon Mine

On February 23, 2018, the Company announced (see news release dated 02/23/2018) the newly discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This resource has provided the open-pit resources for the expansion study (refer to “Review of Mining Operations and Development Projects - El Limon Mine" ).

Positive drilling results continue to expand El Limon Central zone to the north and at depth, indicating the potential to expand the Mineral Resources. The zone is open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially improve the positive economics for El Limon expansion. These studies are expected to be completed in the first quarter of 2019.

For the year ended December 31, 2018, the Company incurred $6 million on El Limon Mine exploration. El Limon’s exploration budget for 2018 was approximately $7 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.

El Limon’s exploration budget for 2019 is approximately $3 million for a total of 3,300 metres of planned diamond drilling. The program will focus on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone is also open at depth, indicating the potential to mine ore from underground in El Limon Central area once open-pit mining is completed.

Kiaka and Toega Projects
On February 22, 2018, the Company announced (see news release dated 02/22/2018) a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 g/t, containing 1,130,000 ounces of gold, indicates the potential to be an open-pittable deposit. The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip.
Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs continued throughout 2018.
For the year ended December 31, 2018, the Company incurred $11 million on Burkina Faso exploration. The 2018 exploration budget was $9 million for the Toega Prospect and the Kiaka Regional district that saw exploration success in 2017. Burkina Faso had 19,000 metres of diamond drilling, 6,450 metres of RC drilling and 33,000 metres of auger drilling. The drilling tested multiple targets in the Toega and Kiaka areas and tested Toega down plunge. Several new areas of interest were generated during the regional work.

In Burkina Faso, the 2019 exploration budget is $3 million for the Toega prospect and the Kiaka Regional district. Continued exploration drilling of 6,000 metres of RC drilling will be focused on testing regional targets around the Toega and Kiaka deposits generated by the 2018 drilling and mapping.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $8 million for greenfield exploration opportunities internationally in 2019, as it continues to pursue grass roots exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2018. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s annual consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Impairment of long-lived assets;

•	Ore reserve and resource estimates;

•	Value-added tax receivables;

•	Deferred income taxes and valuation allowances; and

•	Exploration and evaluation expenditures.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units ("CGU") for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs in its LoM plans, future metal prices, foreign exchange rates, taxation and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
La Libertad long-lived assets

During the three months ended September 30, 2018, the Company completed its annual LoM plan for La Libertad. As a result of delays in permitting the Jabali Antenna Open Pit, the expected ounces produced in the LoM have been reduced compared to previous LoM plans. The Company considered this reduction in expected production to be an indicator of impairment for La Libertad.

During the three months ended December 31, 2018, the Company completed its annual budget for La Libertad. As a continued result of continued delays in permitting the Jabali Antenna Open Pit, there have been further reductions in the ounces expected to be produced compared with the recent LoM plan. The Company considered this reduction in expected production to be an indicator of impairment for La Libertad.

The Company conducted an impairment analysis whereby the carrying values of La Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”) at September 30, 2018 and December 31, 2018. To estimate the recoverable amount of La Libertad Mine’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its LoM plans, future metal prices, foreign exchange rates and discount rates. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment tests at September 30, 2018 and December 31, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2020
Discount rate	5%

The Company’s analysis concluded that the carrying values of La Libertad Mine property, plant and equipment at September 30, 2018 and December 31, 2018 was impaired resulting in total charge of $50 million being recorded in the statement of operations for the year ended December 31, 2018.

El Limon long-lived assets

During the year-ended December 31, 2015, the Company recorded a pre-tax impairment charge of $23 million on the carrying value of El Limon Mine property, plant and equipment. The net impairment recorded in the statement of operations after taking into account a deferred income tax recovery of $7 million was $16 million.

During the year ended December 31, 2018, the Company completed its annual LoM plan for El Limon. As a result of the inclusion of ounces produced from the Limon Central Zone, the expected ounces produced and mine life in the LoM has significantly increased compared to previous LoM plans. The Company considered the increase in expected production and mine life to be an indicator of impairment reversal for El Limon. The Company conducted an impairment analysis whereby the carrying values of El Limon Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its FVLCD. To estimate the recoverable amount of El Limon Mine’s long-lived assets for impairment reversal, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its LoM plans, future metal prices, foreign exchange rates and discount rates. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment reversal test were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2030
Discount rate	5%
The Company’s analysis concluded that the carrying values of El Limon Mine property, plant and equipment were lower than the FVLCD and therefore resulted in a full reversal of the original impairment loss recorded in 2015. After reflecting the amount of depreciation that would have been taken on the impaired assets, the Company recorded a pre-tax impairment reversal of $13 million for the year ended December 31, 2018. The net impairment reversal recorded in the statement of operations after taking into account a deferred income tax expense of $4 million was $9 million.

Mocoa long-lived assets

During 2018, the Company disposed of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in the statement of operations during the first quarter of 2018. On June 15, 2018, pursuant to the terms of a share purchase agreement dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero and Libero Resources Limited, a wholly owned subsidiary of Libero, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia to Libero for 10,400,000 common shares of Libero valued at $1 million upon closing and a 2% NSR on production generated from the Property, which was valued at $10 million and has been classified as a mining interest on the Company's balance sheet. In determining the value of the Mocoa Royalty, the Company utilized scenario weighted discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, future metal prices, estimated allowable deductions, and discount rates. Management’s estimate of the fair value of the Mocoa Royalty is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the valuation of the Mocoa Royalty were as follows:

Long-term copper price	$3.10/pound
Long-term molybdenum price	$8.10/pound
Discount rate	12%
Sensitivities
The recoverable amounts for Limon and Libertad are most sensitive to changes in gold prices and discount rates. A decrease in gold prices would result in the Company making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. Ignoring the impact on the mine plans, in isolation, a $50 decrease in the gold price assumptions would result in an additional impairment of approximately $8 million for La Libertad Mine. Due to the short mine life, a 50 basis point increase in the discount rate would not have a significant impact on the post-tax recoverable amounts of La Libertad Mine. There would be no change to the reversal of the previous impairment of El Limon Mine as a result of either a $50 decrease in the gold price assumptions or a 50 basis point increase in the discount rate.
For the Mocoa Project, a decrease of US$0.40 per pound and US$0.15 per pound in the respective long-term molybdenum and copper price assumptions would result in an additional impairment of approximately $1 million and a 50 basis point increase in the discount rate would result in additional impairment of approximately $1 million in the recoverable amount of the Mocoa Royalty.
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

NEW ACCOUNTING STANDARDS AND AMENDMENTS ADOPTED
The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards. The effect of adoption of these new pronouncements is outlined below and in Note 3 to the Company's annual consolidated financial statements as at December 31, 2018.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments: reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes: reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets subsequently measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities subsequently measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 16 - Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both short and long-term liabilities and mining interest balances. As a result of recognizing additional lease obligations, it is expected that there will be a reduction in production costs, as lease expense will be removed. Depreciation expense and interest and financing expense are expected to increase as a result of the recognition of additional lease assets and the associated lease obligations. The Company is in the process of finalizing the quantification of the impact.

In 2017, the Company completed an initial scoping of its existing lease and service contracts and is finalizing this scoping. During 2018, a working group was formed, the assessment of the contracts began and was substantially completed, initial calculations were prepared for the contracts determined to contain leases for all locations and the design of controls for the identification of leases in service contracts was completed. In addition, during the fourth quarter of 2018, completeness tests were performed to validate the population of contracts in scope for IFRS 16. The Company intends to use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives. The quantitative impact of adopting IFRS 16 will be reported in the first quarter of 2019.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2018, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2018, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2018, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2018 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a production basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000's)	(000’s)	(000’s)	(000's)	(000’s)

Production costs per consolidated financial statements	112,295	81,772	81,772	475,702	302,394	302,394
Capitalized Fekola Mine pre-commercial production costs	—	—	19,074	—	—	19,074
Inventory sales adjustment	8,944	13,141	13,141	(3,484)	16,791	16,791

Cash operating costs	121,239	94,913	113,987	472,218	319,185	338,259
Royalties and production taxes per consolidated financial statements	18,232	7,576	15,978	78,274	25,530	33,932

Total cash costs	139,471	102,489	129,965	550,492	344,715	372,191

Gold production (ounces)	231,687	167,850	240,753	953,504	551,322	624,225

Cash operating costs per ounce ($/ounce)	523	565	473	495	579	542

Total cash costs per ounce ($/ounce)	602	611	540	577	625	596
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Fekola Mine

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	33,634	1,496	1,496	144,041	1,496	1,496
Capitalized pre-commercial production costs	—	—	19,074	—	—	19,074
Inventory sales adjustment	6,977	8,531	8,531	3,880	8,531	8,531

Cash operating costs	40,611	10,027	29,101	147,921	10,027	29,101
Royalties and production taxes	10,036	450	8,852	46,123	450	8,852

Total cash costs	50,647	10,477	37,953	194,044	10,477	37,953

Gold production (ounces)	105,280	32,207	105,110	439,068	32,207	105,110

Cash operating costs per ounce ($/ounce)	386	311	277	337	311	277

Total cash costs per ounce ($/ounce)	481	325	361	442	325	361
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Otjikoto Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	20,534	25,599	85,528	85,891
Inventory sales adjustment	573	115	(1,470)	3,704

Cash operating costs	21,107	25,714	84,058	89,595
Royalties and production taxes	2,178	2,736	8,525	8,565

Total cash costs	23,285	28,450	92,583	98,160

Gold production (ounces)	44,766	52,446	167,346	191,534

Cash operating costs per ounce ($/ounce)	471	490	502	468

Total cash costs per ounce ($/ounce)	520	542	553	512

Masbate Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	28,177	27,924	120,876	106,649
Inventory sales adjustment	2,464	3,446	(2,209)	3,243

Cash operating costs	30,641	31,370	118,667	109,892
Royalties and production taxes	4,702	3,195	17,412	11,530

Total cash costs	35,343	34,565	136,079	121,422

Gold production (ounces)	51,555	53,419	216,498	202,468

Cash operating costs per ounce ($/ounce)	594	587	548	543

Total cash costs per ounce ($/ounce)	686	647	629	600
La Libertad Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	19,295	14,595	77,869	68,658
Inventory sales adjustment	(1,362)	1,477	(2,260)	204

Cash operating costs	17,933	16,072	75,609	68,862
Royalties and production taxes	469	395	2,084	2,155

Total cash costs	18,402	16,467	77,693	71,017

Gold production (ounces)	18,193	14,696	80,963	82,337

Cash operating costs per ounce ($/ounce)	986	1,094	934	836

Total cash costs per ounce ($/ounce)	1,011	1,121	960	863

El Limon Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,655	12,158	47,388	39,700
Inventory sales adjustment	292	(428)	(1,425)	1,109

Cash operating costs	10,947	11,730	45,963	40,809
Royalties and production taxes	847	800	4,130	2,830

Total cash costs	11,794	12,530	50,093	43,639

Gold production (ounces)	11,893	15,082	49,629	42,776

Cash operating costs per ounce ($/ounce)	920	778	926	954

Total cash costs per ounce ($/ounce)	992	831	1,009	1,020

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce produced measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a production basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to Restricted Share Units ("RSUs")/Deferred Share Units ("DSUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. The Company defines non-sustaining capital expenditures and exploration costs as those that do not contribute to current year production or provide access to new material levels of production.
On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. This clarification on capitalized stripping is expected to result in the majority of the Company’s deferred stripping being now classified as sustaining whereas previously, portions would have been classified as non-sustaining if the stripping did not benefit the current year’s production. The Company will adopt the updates to the Guidance Note, including presenting all-in sustaining costs on a sales-basis, effective January 1, 2019. The Company has not applied these updates to prior periods, including 2018.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	112,295	81,772	81,772	475,702	302,394	302,394
Capitalized Fekola Mine pre-commercial production costs	—	—	19,074	—	—	19,074
Inventory sales adjustment	8,944	13,141	13,141	(3,484)	16,791	16,791

Cash operating costs	121,239	94,913	113,987	472,218	319,185	338,259
Royalties and production taxes per consolidated financial statements	18,232	7,576	15,978	78,274	25,530	33,932
Corporate administration per consolidated financial statements	20,960	18,384	18,994	56,138	43,613	44,223
Share-based payments – RSUs/DSUs(3)	825	603	649	3,150	3,632	3,678
Community relations per consolidated financial statements	2,538	1,183	1,425	6,855	5,512	5,754
Reclamation liability accretion (4)	760	407	468	2,636	1,523	1,584
Realized gains on fuel derivative contracts	(2,687)	(592)	(632)	(8,628)	(1,335)	(1,375)
Sustaining capital expenditures(5)	23,962	25,272	25,272	100,000	97,564	97,564
Sustaining mine exploration(5)	2,763	4,116	5,425	11,987	11,991	13,300

Total all-in sustaining costs	188,592	151,862	181,566	722,630	507,215	536,919

Gold production (ounces)	231,687	167,850	240,753	953,504	551,322	624,225

All-in sustaining cost per ounce ($/ounce)	814	905	754	758	920	860
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.
(3) Included as a component of Share-based payments on the statement of operations.
(4) Excludes reclamation accretion relating to Kiaka.
(5) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	47,105	36,355	36,355	205,407	138,036	138,036
Fekola Mine non-sustaining capital expenditures	(5,669)	(2,411)	(2,411)	(40,096)	(2,411)	(2,411)
Otjikoto Mine non-sustaining capital expenditures	(5,668)	(5,013)	(5,013)	(30,951)	(10,723)	(10,723)
Masbate Mine non-sustaining capital expenditures	(8,829)	(332)	(332)	(27,542)	(9,915)	(9,915)
La Libertad Mine non-sustaining capital expenditures	(891)	(2,143)	(2,143)	(1,425)	(13,828)	(13,828)
El Limon Mine non-sustaining capital expenditures	(2,086)	(1,184)	(1,184)	(5,393)	(3,595)	(3,595)

Consolidated sustaining capital expenditures	23,962	25,272	25,272	100,000	97,564	97,564
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated mine exploration	5,667	5,566	6,875	31,976	19,918	21,227
Fekola Mine non-sustaining mine exploration	(366)	—	—	(7,808)	—	—
Otjikoto Mine non-sustaining mine exploration	—	682	682	(16)	—	—
Masbate Mine non-sustaining mine exploration	(1,204)	(375)	(375)	(3,124)	(1,257)	(1,257)
La Libertad Mine non-sustaining mine exploration	(753)	(592)	(592)	(3,767)	(3,312)	(3,312)
El Limon Mine non-sustaining mine exploration	(581)	(1,165)	(1,165)	(5,274)	(3,358)	(3,358)

Consolidated sustaining mine exploration	2,763	4,116	5,425	11,987	11,991	13,300
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Fekola

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	33,634	1,496	1,496	144,041	1,496	1,496
Capitalized pre-commercial production costs	—	—	19,074	—	—	19,074
Inventory sales adjustment	6,977	8,531	8,531	3,880	8,531	8,531

Cash operating costs	40,611	10,027	29,101	147,921	10,027	29,101
Royalties and production taxes	10,036	450	8,852	46,123	450	8,852
Corporate administration	1,644	969	1,579	4,947	969	1,579
Share-based payments – RSUs(3)	20	23	69	203	23	69
Community relations	669	1	243	2,133	1	243
Reclamation liability accretion	181	30	91	683	30	91
Realized gains on fuel derivative contracts	(1,026)	(72)	(112)	(3,067)	(72)	(112)
Sustaining capital expenditures(4)	9,314	2,012	2,012	28,424	2,012	2,012
Sustaining mine exploration(4)	1,749	917	2,226	6,438	917	2,226

Total all-in sustaining costs	63,198	14,357	44,061	233,805	14,357	44,061

Gold production (ounces)	105,280	32,207	105,110	439,068	32,207	105,110

All-in sustaining cost per ounce ($/ounce)	600	446	419	533	446	419
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.
(3) Included as a component of Share-based payments on the statement of operations.
(4) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of Fekola Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	14,983	4,423	4,423	68,520	4,423	4,423
Carryover construction costs	(1,259)	—	—	(13,736)	—	—
Fadougou relocation	(3,641)	—	—	(11,362)	—	—
Mobile equipment purchases	(377)	—	—	(6,782)	—	—
Tailings storage facility stages 2 and 3	(215)	(2,411)	(2,411)	(6,146)	(2,411)	(2,411)
Other	(177)	—	—	(2,070)	—	—

Sustaining capital expenditures	9,314	2,012	2,012	28,424	2,012	2,012
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

The table below shows a reconciliation of Fekola Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2018	2017 (1)	2017 (2)	2018	2017 (1)	2017 (2)
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	2,115	917	2,226	14,246	917	2,226
Fekola Mine regional exploration	(366)	—	—	(7,808)	—	—

Sustaining capital expenditures	1,749	917	2,226	6,438	917	2,226
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Otjikoto Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	20,534	25,599	85,528	85,891
Inventory sales adjustment	573	115	(1,470)	3,704

Cash operating costs	21,107	25,714	84,058	89,595
Royalties and production taxes	2,178	2,736	8,525	8,565
Corporate administration	1,129	1,730	6,099	5,590
Share-based payments – RSUs(1)	—	4	—	46
Community relations	562	308	1,212	1,196
Reclamation liability accretion	110	87	406	352
Realized gains on fuel derivative contracts	(551)	(22)	(1,614)	(124)
Sustaining capital expenditures(2)	3,784	71	19,880	30,449
Sustaining mine exploration(2)	433	1,149	1,728	1,220

Total all-in sustaining costs	28,752	31,777	120,294	136,889

Gold production (ounces)	44,766	52,446	167,346	191,534

All-in sustaining cost per ounce ($/ounce)	642	606	719	715
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	9,452	5,084	50,831	41,172
Prestripping	(5,604)	(4,762)	(26,942)	(4,762)
Solar plant	—	(162)	(3,830)	(4,935)
Game farm	(64)	(67)	(179)	(223)
Wolfshag underground feasibility study	—	(22)	—	(803)

Sustaining capital expenditures	3,784	71	19,880	30,449

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	433	467	1,744	1,220
Otjikoto Mine regional exploration	—	682	(16)	—

Sustaining mine exploration	433	1,149	1,728	1,220

Masbate Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	28,177	27,924	120,876	106,649
Inventory sales adjustment	2,464	3,446	(2,209)	3,243

Cash operating costs	30,641	31,370	118,667	109,892
Royalties and production taxes	4,702	3,195	17,412	11,530
Corporate administration	2,261	1,060	4,950	3,593
Community relations	284	—	869	—
Reclamation liability accretion	123	126	475	503
Realized gains on fuel derivative contracts	(992)	(372)	(3,451)	(852)
Sustaining capital expenditures(1)	5,583	15,775	20,363	42,672
Sustaining mine exploration(1)	267	314	1,817	3,411

Total all-in sustaining costs	42,869	51,468	161,102	170,749

Gold production (ounces)	51,555	53,419	216,498	202,468

All-in sustaining cost per ounce ($/ounce)	832	963	744	843
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	14,412	16,107	47,905	52,587
Masbate processing plant upgrade	(5,732)	—	(19,023)	—
Montana extension	(170)	(43)	(3,093)	(1,065)
Tailings storage facility	(1,083)	—	(2,514)	—
Prestripping	(1,812)	—	(2,463)	(1,270)
Processing plant and powerhouse upgrades	—	(282)	(267)	(6,744)
Land acquisitions	—	(7)	—	(836)
Other	(32)	—	(182)	—

Sustaining capital expenditures	5,583	15,775	20,363	42,672

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,471	689	4,941	4,668
Masbate Mine regional exploration	(1,204)	(375)	(3,124)	(1,257)

Sustaining mine exploration	267	314	1,817	3,411
La Libertad Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	19,295	14,595	77,869	68,658
Inventory sales adjustment	(1,362)	1,477	(2,260)	204

Cash operating costs	17,933	16,072	75,609	68,862
Royalties and production taxes	469	395	2,084	2,155
Corporate administration	658	972	2,224	3,538
Community relations	261	482	683	2,994
Reclamation liability accretion	241	90	674	352
Realized gains on fuel derivative contracts	(118)	(126)	(496)	(287)
Sustaining capital expenditures(1)	2,644	3,526	14,718	9,978
Sustaining mine exploration(1)	206	694	1,031	3,439

Total all-in sustaining costs	22,294	22,105	96,527	91,031

Gold production (ounces)	18,193	14,696	80,963	82,337

All-in sustaining cost per ounce ($/ounce)	1,225	1,504	1,192	1,106
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	3,535	5,669	16,143	23,806
Tailings storage facility	(891)	(29)	(1,425)	(4,775)
Jabali underground development	—	(2,105)	—	(5,837)
San Juan underground development	—	—	—	(17)
Jabali Antenna resettlement and development	—	(9)	—	(416)
Land acquisitions	—	—	—	(2,783)

Sustaining capital expenditures	2,644	3,526	14,718	9,978

The table below shows a reconciliation of La Libertad Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	959	1,286	4,798	6,751
Libertad Mine regional exploration	(753)	(592)	(3,767)	(3,312)

Sustaining mine exploration	206	694	1,031	3,439

El Limon Mine

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,655	12,158	47,388	39,700
Inventory sales adjustment	292	(428)	(1,425)	1,109

Cash operating costs	10,947	11,730	45,963	40,809
Royalties and production taxes	847	800	4,130	2,830
Corporate administration	741	634	2,722	2,147
Community relations	762	392	1,958	1,321
Reclamation liability accretion	105	74	398	286
Sustaining capital expenditures(1)	2,637	3,888	16,615	12,453
Sustaining mine exploration(1)	108	1,042	973	3,004

Total all-in sustaining costs	16,147	18,560	72,759	62,850

Gold production (ounces)	11,893	15,082	49,629	42,776

All-in sustaining cost per ounce ($/ounce)	1,358	1,231	1,466	1,469
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	4,723	5,072	22,008	16,048
Limon Central	(1,007)	(591)	(1,514)	(810)
Plant upgrade	(52)	—	(1,477)	—
Land acquisitions	(334)	(470)	(800)	(1,250)
Veta Nueva underground development	(654)	(17)	(873)	(1,018)
Limon tailings project	(39)	(106)	(729)	(517)

Sustaining capital expenditures	2,637	3,888	16,615	12,453

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	689	2,207	6,247	6,362
Limon Mine regional exploration	(581)	(1,165)	(5,274)	(3,358)

Sustaining mine exploration	108	1,042	973	3,004

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net (loss) income for the period	(49,676)	34,466	45,121	61,566
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	5,311	4,875	21,693	18,127
Provision for non-recoverable input taxes	—	—	(1,827)	—
Impairment of long-lived assets, net	34,207	—	55,353	—
Gain on sale of Lynn Lake royalty	—	—	—	(6,593)
Write-down of mineral property interests	8,899	665	9,398	4,150
Unrealized loss (gain) on fair value of convertible notes	—	7,212	(10,651)	11,144
Unrealized loss (gain) on derivative instruments	13,026	(9,700)	4,757	(9,684)
Write-down of long-term investments	—	—	—	1,613
Other non-recurring income	—	(8,354)	—	(8,354)
Deferred income tax expense (recovery)	1,843	(23,460)	38,392	(20,170)

Adjusted net income for the period	13,610	5,704	162,236	51,799

Basic weighted average number of common shares outstanding (in thousands)	991,293	979,691	986,755	976,366

Adjusted net earnings per share–basic ($/share)	0.01	0.01	0.16	0.05

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2018	2018	2018	2018	2017	2017	2017	2017
Gold revenue ($ in thousands)	272,112	323,855	284,806	344,288	173,990	154,109	164,322	146,256

Net (loss) income for the period ($ in thousands)	(49,676)	16,036	21,333	57,428	34,466	12,393	19,264	(4,557)

Earnings (loss) per share (1) – basic ($)	(0.06)	0.01	0.02	0.06	0.03	0.01	0.02	(0.01)

Earnings (loss) per share (1) – diluted ($)	(0.06)	0.01	0.02	0.04	0.03	0.00	0.02	(0.01)

Cash flows from operating activities ($ in thousands)	74,145	143,235	86,211	147,276	25,606	41,772	48,023	39,599

Gold sold, excluding Fekola pre-commercial production results (2) (ounces)	221,307	268,527	220,738	259,837	137,695	121,597	131,737	119,937

Average realized gold price (2)($/ounce)	1,230	1,206	1,290	1,325	1,264	1,267	1,247	1,219

Gold produced, excluding Fekola pre-commercial production results (2) (ounces)	231,687	242,040	240,093	239,684	167,850	129,288	121,448	132,736

Gold produced, total including Fekola pre-commercial production results (ounces)	231,687	242,040	240,093	239,684	240,753	135,628	121,448	132,736

Cash operating costs (2)(3) ($/ounce gold)	523	504	474	481	565	563	631	564

Total cash costs (2)(3) ($/ounce gold)	602	587	552	569	611	614	678	607

All-in sustaining costs (2)(3) ($/ounce gold)	814	749	721	750	905	921	974	889

Adjusted net income (2)(3) ($ in thousands)	13,610	44,941	46,344	57,341	5,704	13,887	12,851	19,357

Adjusted earnings per share (2)(3) – basic ($)	0.01	0.05	0.05	0.06	0.01	0.01	0.01	0.00

(1)	Attributable to the shareholders of the Company.

(2)	Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.

(3)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The results in the four quarters of 2018 reflect the impact of the first full year of production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold and a lower realized gold price. Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in the fourth quarter of 2018 decreased from the third quarter of 2018 due to the timing of bullion shipments. Net income in 2018 reflects the results of the low-cost Fekola production. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs.
Quarterly cash flows provided by operating activities for the four quarters of 2018 reflect the cash flows from first full year of commercial production from the Fekola Mine and the timing of gold sales during year. Quarterly cash flows provided by operating activities for the first and second quarters of 2017 included $15 million each in proceeds from the Company's Prepaid Sales transactions.
SUMMARY AND OUTLOOK
For B2Gold, 2018 was a year of transformational growth, as outlined above, driven by the first full-year of commercial production from its new large, low-cost Fekola Mine in Mali and record annual production from its Masbate Mine in the Philippines. For the tenth straight consecutive year, B2Gold achieved record annual consolidated gold production. As a result of 2018 gold production of over 950,000 ounces, a 51% increase over 2017, B2Gold nearly doubled its reported gold revenues for the year in 2018 to $1.2 billion. Due to the increase in low-cost production from Fekola and the Company’s ongoing disciplined cost control, at all projects, reported cash flows from operations nearly tripled from $155 million in 2017 to $451 million in 2018. B2Gold utilized this additional cash flow to reduce debt by $220 million, from approximately $700 million at the beginning of the year to $480 million by year-end. B2Gold ended 2018 with cash of $103 million.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to over 950,000 ounces of gold from the Company’s five gold mines in four countries in 2018. The Company's dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the Company's demonstrated track record of success in operating in numerous countries worldwide, the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

Given the Company’s successful history of gold exploration and mine expansion and our fast track strategy, our exploration team continued drilling to expand the Fekola deposit to the north during construction. In October 2018, the Company announced the success of this exploration drill program, realizing a dramatic increase in indicated and inferred gold resources at Fekola. Based on this dramatic exploration success, the Company’s engineers began an expansion study for the Fekola mill in January 2018, to conduct various tests to establish the capital costs, economics, and schedule to expand the Fekola Mine throughput from the current 6 Mtpa to 7.5 Mtpa. This preliminary study indicates robust economics from the proposed expansion, with low projected capital expenditures of approximately $50 million for processing facilities. The expansion study is currently being optimized with initial results expected to be released by the end of March 2019.

The Company is also assessing the potential to advance the Gramalote Project. The Mineral Resource model for Gramalote Ridge was recently redone (by AngloGold Ashanti) which indicates the potential for a resource with improved gold grades and contained ounces that could result in improved economics. The economics of the project are currently being re-evaluated and the Company expects to release the results of the new Gramalote economic study in the second quarter of 2019.

As we continue to grow, we remain grounded in our commitment to our Health and Safety, Environment and Social Performance Standards as detailed above. In 2018, we achieved our best safety year yet - reducing our Lost-Time Injury Frequency Rate (LTIFR) rate to 0.28.  This included reaching over 3 years and approximately 17.8 million hours without a lost time injury (LTI) at Masbate and 4 of our mines achieving a record of three or fewer LTIs in 2018.

Looking forward, B2Gold will continue in 2019 to maximize cash flows and maintain a strong financial position by continuing our impressive operational and financial performance from existing mines, continue debt repayments, pursue internal growth through further exploration, development and expansion of existing projects, pursue greenfield exploration projects alone and in joint ventures and evaluate accretive development and production acquisition opportunities. In April 2019, the Company expects to commence the mill expansion at the Fekola Mine and also in the second quarter complete an updated Preliminary Economic Assessment (“PEA”) for the 49% owned Gramalote project in Colombia. If the Gramalote updated PEA is positive, the Company will consider, with its joint venture partner AngloGold Ashanti, whether to proceed to a final feasibility study. In addition, in 2019 B2Gold’s exploration team will continue exploration at Fekola, further defining the Fekola North extension zone which remains open and drill beneath the shallow Anaconda saprolite zone, and also further test other targets on the Fekola property.

After such a transformative year, by many measures in 2018, management is excited about continuing our success in 2019 and beyond.

OUTSTANDING SHARE DATA
At March 12, 2019, 1,004,561,004 common shares were outstanding. In addition, there were approximately 57 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$4.05 per share and approximately 2 million RSUs outstanding.
The number of unoptioned shares available for issuance under the Company's stock option plan but not subject to outstanding options was 23,181,770 and 10,427,208 as at January 1, 2018 and December 31, 2018, respectively.

CAUTION ON FORWARD-LOOKING INFORMATION
This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the Fekola expansion study, the focus and subject of such study, and the timing of release for the initial results thereof; B2Gold expecting to make an expansion decision once such results are available; the timing of payment of the balance of 2018 Fekola taxes and corporate income tax installment payments; the timing of gold production at Fekola; the timing of availability of new indicated mineral resource at Fekola; the relocation of village inhabitants near Fekola and the timing of commencement thereof; the higher grade zone in the Otjikoto Pit being mined and processed, the timing thereof, and that a mining contractor will augment the current fleet; higher grade ore production being planned to resume from the Wolfshag Pit and the timing thereof; gold production at the Otjikoto Mine being weighted towards the second-half of the year; equipment rebuilds at the Otjikoto Mine and the timing thereof; the average annual gold production at the Masbate Mine averaging approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed; higher HFO prices being forecast; the expected receipt of the Jabali Antenna Open Pit permit, and the timing thereof; the projected timing of production at Jabali Antenna; capital expenditures relating to a tailing storage facility lift and the timing thereof; reclamation activities at La Libertad, the timing thereof and the expected reclamation liability to be in incurred in connection therewith; mining and processing at La Libertad continuing into 2020; the updating of the El Limon Inferred Mineral Resource and El Limon mine optimization studies; the current plans for 2019 at El Limon; the upgrading of the El Limon plant grinding circuit, and the effects and the timing of completion thereof; the Otjikoto Mine solar power plant and the effects thereof; gold production at El Limon being weighted towards the second-half of 2019; ore production at Limon Central Pit and the timing thereof; the LoM at El Limon being estimated to be extended over 10 years, that an additional 11+ years will be added by processing historic mine tailings and the effects thereof; planned plant feed at El Limon, sources thereof, and the corresponding strip ratio; final budgets, schedules and work plans for advancing Gramalote being developed once the project economics are re-evaluated; the timing of release of the results of the new Gramalote economic study in the second quarter of 2019; the timing of B2Gold and AngloGold Ashanti making a decision whether to advance the Gramalote Project to the feasibility study stage; B2Gold expecting to utilize the balance of undrawn equipment loan facilities for equipment purchases in 2019; the timing of capital expenditures; future cash flows from operations along with the undrawn and available balances on B2Gold's current facilities allowing B2Gold to meet its current obligations as they come due; the timing of accrued taxes becoming due and the timing of payment thereof; B2Gold planning another year of aggressive exploration in 2019 and the areas of focus of such exploration; impairment of long-lived assets and changes thereto potentially being material; IFRS 16, the implementation and the effects thereof; the approach B2Gold intends to use for IFRS 16 and the timing of reporting of the effects of IFRS 16; B2Gold continuing to demonstrate to its stakeholders that responsible mining practices are at its core; and B2Gold continuing in 2019 to maximize cash flow by continuing its impressive operational and financial performance from existing mines, continuing debt repayments, pursuing internal growth through further expansion and development from existing projects, and pursuing greenfield exploration projects and accretive development and production opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with Industry Guide 7.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under Industry Guide 7. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis and the documents referenced herein may not qualify as “reserves” under Industry Guide 7.
In addition, this Management’s Discussion and Analysis and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves under Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis or the documents referenced herein is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC’s Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. For the above reasons, information contained or referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
QUALIFIED PERSONS
Peter Montano, Project Director, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A. Dale Craig, Vice President of Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to El Limon development contained in this MD&A. John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola development contained in this MD&A.

Actual and projected production results presented in this MD&A reflect total production at the mines the Company operates on a 100% project basis.